OFFERING MEMORANDUM: PART II OF OFFERING DOCUMENT (EXHIBIT A TO FORM C)
DATED NOVEMBER 14, 2022

Rentberry, Inc.

201 Spear Street, Suite 1100
San Francisco, CA 94105
(415) 795-7171
www.rentberry.com



Up to $4,999,999.20 in Common Stock at $1.64 Minimum Target Amount: $10,000.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Exchange Act, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012. See "Summary -- Implications of Being an Emerging Growth Company."

In this Offering Memorandum, the term "Rentberry," "we," "us," "our," or "the Company" refers to Rentberry, Inc. and our subsidiaries on a consolidated basis.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

- annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer's securities, executive officers and directors and certain executive compensation information, management's discussion and analysis ("MD&A") of the issuer's liquidity, capital resources, and results of operations, and two years of audited financial statements),

- semiannual reports (including disclosure primarily relating to the issuer's interim financial statements and MD&A) and

- current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

- will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

- will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

- will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden parachute" votes);

- will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

- may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

- will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a "smaller reporting company" under the Commission's rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015, and has an office in San Francisco, California and most of its employees work remotely. Rentberry has developed the platform, all-in-one home rental ecosystem, that offers a fully digital and contact-free rental experience for both tenants and landlords. The platform offers a unique set of features that allows both parties to enjoy a safer, faster, and easier rental process. Rentberry automates all the standard rental tasks from submission of personal information, credit reports and custom offers to conducting virtual tours, negotiating rental terms, eSigning rental agreements and sending maintenance requests. The platform includes web, iOS and Android mobile apps operational in more than 40 countries. The Company has established user growth and already successfully tested monetization channels. Currently, the Company successfully puts all its efforts and concentrates on user growth. During the next 24 months, we plan to start monetizing the platform and its functionality. Rentberry partnered with more than 60 leading real estate companies around the world and also integrated third party service providers to the platform (such as, Sure Inc. that offers insurance products to the tenants and landlords). The Company also successfully entered Senior Housing space with its product called Happy Seniors.

In its next phase, the Company plans to develop a new type of mid-term residential rental market, under the brand "Flexible Living", and offer tenants flexibility in renting properties without security deposits and long-term lease commitments. As part of this plan, the Company intends to acquire properties throughout the United States, Europe and Asia to serve as mid-term rental properties (leasing of minimum three months and maximum one year) on the Rentberry platform. Rentberry plans to use a portion of the funds raised in this offering (the "Offering") to acquire and rebrand such properties. See "Use of Proceeds," below. The Company is highly likely to need to raise additional financing to accomplish its plans for acquiring and rebranding properties for the mid-term residential rental market. In the long run, the Company plans to become one of the largest owners of home rentals and at the same time sign contracts with high volume landlords and manage exclusively properties on their behalf (which will include standard branding concept combined with the mid-term rental cycle).

The Offering Terms

Offering Minimum: $10,000.72 | 6,098 shares of Common Stock
Offering Maximum: $4,999,999.20 | 3,048,780 shares of Common Stock*
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.64
Minimum Investment Amount (per investor): $500.20

Number Shares of Common Stock prior the Offering: 51,887,711**

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.
**The number of fully diluted outstanding shares utilized in this offering memorandum has been calculated assuming that Company sells all the securities for which there are subscription agreements executed by investors in its the Company reaches the maximum offering amount in its Regulation A offering that recently closed. The total number of shares outstanding may change once the shares sold in the Company's Regulation A offering have been determined and finalized.

The Company is offering Bonus Shares and Perks. "Bonus Shares" are additional shares of Common Stock (effectively a discount on the price paid per share) for their shares purchased. Bonus Shares will be given to certain investors (Loyalty Bonus and StartEngine Owners' Bonus) as well as based on investment amount and timing of investment. see "Plan of Distribution - Bonus Shares; Discounted Price for Certain Investors" for further details.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

Voting control is in the hands of our CEO and Founder.

Voting control is concentrated in the hands of the Company's Founder and CEO, Oleksiy Lyubynskyy, through a series of proxies, voting agreements and other provisions in the Company's Stockholders' Agreement which investors must execute to purchase shares of the Company's Common Stock in this Offering. Subject to any fiduciary duties owed to owners or investors under Delaware law, our Founder and CEO will be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant Company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. Our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. For details, please see "Description of the Company's Securities – Common Stock – Stockholders' Agreement" and the Stockholders' Agreement.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

Investors who purchase shares of the Company's Common Stock must execute a Subscription and Joinder Agreement whereby they will agree to join as a "Stockholder" to the Stockholders' Agreement. The Stockholders' Agreement grants an irrevocable proxy to the Company's CEO, Mr. Oleksiy Lyubynskyy, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the Subscription and Joinder Agreement and the Stockholders' Agreement must agree to be bound by the terms of both agreements. The CEO's proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or five years from the date of execution of the Subscription and Joinder Agreement.

Notwithstanding the expiration of the CEO's proxy described above, the Stockholders' Agreement grants the CEO a separate proxy and power of attorney in cases where the investor does not vote or votes in a manner inconsistent with that agreement. Votes required by this proxy and power of attorney include:

- Votes in favor of Mr. Lyubynskyy's slate of directors where Mr. Lyubynskyy still holds the requisite number of shares; and

- Vote in favor of increasing the number of shares of Common Stock.

This proxy and power of attorney terminates upon the earlier of the consummation of the Company's first underwritten public offering of its Common Stock, the consummation of a sale of the Company and distribution of proceeds to or escrow for the benefit of the stockholders, or the written consent of the Founder and the holders of a majority of the issued and outstanding shares of the Company's Common Stock.

Additionally, the Stockholders' Agreement mandates that the Company's Founder, defined as Mr. Lyubynskyy, the Company's CEO, approve of certain transactions, including the sale, transfer or disposition of substantially all of the Company's assets, debt in excess of $5 million, merger, restatement of assets, any agreement to issue any capital stock, option, warrant or other convertible security of the Company other than pursuant to an employee benefit plan, or the amendment of the Company's certificate of incorporation or bylaws.

Moreover, the Stockholders' Agreement entails a provision under which the Company may require stockholders to sell their shares of Common Stock back to the Company. For more information, see "Securities Being Offered – Common Stock – Voting Rights; Proxy" and Stockholders' Agreement.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We had a retained deficit of $10,334,136 as of June 30, 2022 and incurred a net operating loss of $4,852,390 for the fiscal year ending December 31, 2021 and a net operating loss of $1,467,447 for the six month ended June 30, 2022. We had cash and cash equivalents of $3,269,442 as of June 30, 2022, due in large part to an offering made in reliance on Regulation A during 2021 and 2022. As discussed in greater detail in "Management's Discussion and Analysis," we will need to raise significant amounts of funds in order to continue developing our platform, monetizing its features, marketing our services and raising our profile through advertising and social media. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Our results of operations may be negatively impacted by the coronavirus outbreak.

Efforts to contain the spread of COVID-19 in the U.S., Europe and Asia have led to the implementation of severe travel restrictions and social distancing. The impacts of the outbreak are still unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Common Stock and investor demand for our Common Stock generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. In particular, we may also be negatively impacted by the way COVID-19 may disrupt the rental market. According to published reports, in the United States, one of our key markets, millions of renters have fallen behind on their rent payments as a result of job losses and other effects due to the pandemic. In particular, it is unknown whether the moratoriums against eviction put in place by federal and local governments will be allowed to expire and the impact that might have on the rental market. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

Our results of operations may be negatively impacted by the effects of certain global events.

Global events, such as current or future military conflict, including between Russia and Ukraine, terrorism, sanctions, rising energy prices, inflation, interest rates, the depth and duration of any recession, and other geopolitical events globally, on our business, the travel industry, travel trends, and the global economy generally may impact the current and future demand for our services as well as the value of our Common Stock and investor demand for our Common Stock generally. For instance, the Company notes that due to the conflict between Russia in the Ukraine it is currently not conducting business in Belarus and Russia and its current operations in Ukraine is limited to its one asset located in Kiev. Any such events that either limit the demand for our business or limit the geographic areas where we can conduct our business could adversely affect our business, results of operations or financial condition.

Past performance is not a guarantee of future results.

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied be these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of Rentberry and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

An investment in Rentberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity.

The performance results of an investment in Rentberry stock can be volatile. No representation is made that Rentberry will achieve certain performance goals or that any investment in Rentberry will make any profit or will not sustain losses. Past performance is no indication of future results.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We believe these trends are at least in part due to the impact of COVID-19 and the increased number of people who work from home and decide to change their residential location. This seasonality may adversely affect our business and cause our results of operations to fluctuate. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Rentberry's platform services are relatively new in an industry that is still quickly evolving.

We believe that the online residential property rental market is in early stages of development and anticipate that significant shifts in landlord and tenant behaviors may occur rapidly and on an ongoing basis. Rentberry continues to learn a great deal about the market participants as the industry evolves. Rentberry may not successfully anticipate or keep pace with industry changes, and Rentberry may invest considerable financial, personnel and other resources to pursue strategies that do not, ultimately, prove effective such that its business, results of operations and financial condition may be harmed.

We believe that our platform fills a needed space in the rental industry by providing transparency and efficiency in an opaque market. We also believe our streamlined, no contact services will benefit both landlords, tenants and other providers of products and services on our platform during COVID-19. However, our potential market may not be as large as we anticipated, or the number of our platform users may not grow as rapidly as planned. With a smaller market than expected, we may have fewer landlords, tenants and other providers of products and services through our platform. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent change of behaviors by tenants and landlords from traditional in-person rentals to our platform, and favorable changes in the regulatory environment. See "We operate in a regulatory environment that is evolving and uncertain," below.

Rentberry's future success also substantially depends on the continued use of the internet as the primary medium for the real estate rental marketplace. For any number of reasons, internet use may not continue to develop as Rentberry anticipates. If users begin to access real estate information through other media and Rentberry fails to innovate, its business, results of operations and financial condition may be negatively impacted.

We operate in a regulatory environment that is evolving and uncertain.

Although the rental market is well established, the Rentberry platform is introducing a new way of doing business. Some states and cities have implemented, or considered implementing, new rules designed to impact rent bidding websites, including Rentberry's platform. In 2018, the city of Seattle, Washington imposed a moratorium against rent-bidding web sites rendering it illegal for landlords and tenants to use those platforms, which we challenged in court. The Court for the Western District of Washington at Seattle ruled in favor of the city's imposition of the moratorium finding, among other things, that we lacked standing at that time. The Seattle government's moratorium expired April 30, 2020, but the government may choose to reinstate the moratorium. Furthermore, other jurisdictions may decide to impose a similar moratorium or other restrictions in the form of regulation that may impact our operations and ability to monetize our platform.

For example, on December 19, 2019, the Court of Justice of the European Union ("CJEU") ruled that Airbnb is a provider of information society services under the E-Commerce Directive, which may also result in application of new regulation to us. There continue to be new laws and government initiatives within the European Union attempting to regulate Airbnb as a platform which may also impact us. In several cases, national courts are evaluating whether certain local rules imposing obligations on platforms can be enforced against Airbnb. For example, Airbnb is challenging an Italian law requiring short-term rental platforms to act as withholding tax agent for host income taxes, to collect and remit tourist taxes, and to disclose user data. Adverse rulings in these national cases are possible and could result in changes to our business practices in significant ways, increased operating and compliance costs, and lead to a loss of revenue for us.

We could face liability for information or content on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform relies upon content that is created and posted by landlords, agents, or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our landlords and agents.

Regulators in the United States, Europe and other countries may introduce new regulatory regimes that increase potential liability for information or content available on our platform. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. The European Union is also reviewing the regulation of digital services, and it has been reported that the European Union plans to introduce the Digital Services Act ("DSA"), a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive.

In countries in Asia and Latin America, generally there are not similar statutes as the CDA or E-Commerce Directive. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which could include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded.

Our potential liability for information or content created by third parties and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to landlords and tenants, may cause damage to our brand or reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially adversely affecting our business, results of operations, and financial condition.

Landlord, tenant, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain landlords and tenants and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, such as neighbors or invitees, either during the tenant's stay or otherwise, and therefore, we cannot guarantee the safety of our landlords, tenants, and third parties. The actions of landlords, tenants, and other third parties may result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We do not verify the identity of all of our landlords and tenants, nor do we verify or screen third parties who may be present during the bidding on, or making of, a rental

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lease through our platform. The criminal background checks for U.S. landlords, U.S. tenants, and other screening processes we rely on, among other things, include information provided by landlords and tenants. Our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as in the data privacy space may not detect all fraud or other conduct related to such background checks. Also, third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on third parties who may be present during a reservation made through our platform.

In addition, we do not undertake to independently verify the safety, suitability, location, quality, and compliance with applicable legal requirements, such as fire code compliance or the presence of carbon monoxide detectors, of all our listings and rental properties. We also do not undertake to independently verify the location, safety, or suitability of properties for individual guests, the suitability, qualifications, or credentials of landlords or agents, or the qualifications of individual tenants. We rely on landlords and tenants to disclose information related to their listings and properties and such information may be inaccurate or incomplete. Further, certain listings may pose heightened safety risks to individual users because safety and other quality control issues may not be reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from landlords and tenants to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual landlords and tenants or may not sufficiently address those risks.

We may also face civil litigation, regulatory investigations, and inquiries involving allegations of, among other things, unsafe or unsuitable listings, discriminatory policies, data processing, practices or behavior on and off our platform or by landlords, tenants, and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform, and other landlord, tenant, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect landlords, tenants, and the communities in which our landlords and rental properties exist, we may not be successful in doing so. Similarly, listings that are inaccurate, of a lower-than-expected quality, or that do not comply with our policies may harm tenants and public perception of the quality and safety of listings on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation which could materially adversely affect our business, results of operations, and financial condition.

Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of landlord and tenant registration and business processes, we collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government issued identification or passport), as well as credit card or other financial information that landlords and tenants provide to us. The laws of many states and countries require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights and imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 ("CPRA"), which further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area ("EEA"). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions; for example, on July 16, 2020, the CJEU invalidated the EU-US Privacy Shield Framework ("Privacy Shield") under which personal data could be transferred from the EEA to US entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it noted that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty and increased the risk around our international operations.

These recent developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers to the United States and other jurisdictions. As data protection regulators issue further guidance on personal data export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions.

The Company's business plans include the purchase of real property across several countries for the purpose of serving as rental properties. In 2021, the Company purchased an apartment in Kyiv, Ukraine, which is currently being rented, and is a significant fixed asset on our balance sheet as at December 31, 2021. The current conflict in Ukraine may have a material and negative impact on the value of that property, which may include destruction of the property, rendering it useless due to the conflict or the nationalization of the property by a government entity. In such events, such devaluation of the property or the total loss of value of the property could materially harm the Company's results of operations, cash flows, and financial condition. In the event the conflict between Russia and Ukraine should spread to other parts of the Europe, our business may be impacted because of reduced rentals in those regions, or even abandonment of rentals, which could also have an adverse impact on our results of operations, cash flows and financial condition.

The majority of our employees have been displaced by the Russian invasion of Ukraine.

We have 27 full time employees, the majority of whom usually live and work in Ukraine, but have been displaced by the invasion of Russia. These employees currently work in various EU countries that have extended protective status to all Ukrainians until the end of the war. To date, we have not experienced any significant disruption to our operations or business because the work performed by these employees primarily entails writing code, which can be done remotely from any location having internet access. However, in the future many of our employees may want to return to Ukraine after the war. Depending on the political situation at the time, this may not be possible or if they return, we may no longer be able to continue to employ them. If there is a workforce disruption, for either our workforce adjusting to disruption in their lives or our inability to employ them if they move to a location where there may be sanctions, it may have a material adverse impact on our results of operations, cash flows and financial condition. As disclosed in the section "The Company's Property," we pre-paid $241,465 for a one-year lease for office space in Kyiv, which space is now unoccupied. We have no future commitments under this lease. See also Note 2 to our Financial Statements. In the event the property we have leased for our workspace in Ukraine should be damaged or destroyed, we may have to forfeit the amounts paid thereunder and seek a new space for our employees in Ukraine after the war.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

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We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and those of our landlords, and result in a reduced number of listings in these areas. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms that we or our landlords find acceptable in areas most vulnerable to such events, increasing operating costs for our Company or our landlords, including the cost of water or energy, and requiring us or our landlords to expend funds to repair and protect properties in connection with such events. As a result of the foregoing and other climate-related issues, we may decide to remove our property rentals, and our landlords may decide to remove their listings, from our platform. If we are unable to provide property rentals in certain areas due to climate change, we may lose both landlords and tenants, which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition.

When landlords do not fulfill their obligations to tenants, there are fictitious listings on our platform, or there are landlord account takeovers, we may incur losses from claims by landlords and tenants, and these losses may be substantial. Such instances may lead to the reversal of payments received by us for such rentals, referred to as a "chargeback." Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fictitious listings and fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of chargebacks, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which would materially adversely impact our business, results of operations, and financial condition.

Our payments platform is susceptible to potentially illegal or improper uses, including money laundering, transactions in violation of economic and trade sanctions, terrorist financing, fraudulent listings, landlord account takeovers, or the facilitation of other illegal activity. Use of our payments platform for illegal or improper uses has subjected us, and may subject us in the future, to claims, lawsuits, and government and regulatory investigations, inquiries, or requests, which could result in liability and reputational harm for us. We have taken measures to detect and reduce fraud and illegal activities, but these measures need to be continually improved and may add friction to our booking process. These measures may also not be effective against fraud and illegal activities, particularly new and continually evolving forms of circumvention. If these measures do not succeed in reducing fraud, our business, results of operations, and financial condition would be materially adversely affected.

We rely on third-party payment service providers to process payments made by tenants and payments made to landlords on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our tenants and to remit payments to landlords on our platform. We have agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our hosts and guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments to hosts out of our funds, which could materially adversely affect our business, results of operations, and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain hosts and guests.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographies or offer new payment methods to our landlords and tenants in the future, we may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. Any material increases in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, results of operations, and financial condition.

We may be impacted by economic downturns in certain real estate markets in which we operate or by a prolonged global economic downturn.

The landlords and tenants that are the potential users of the Rentberry platform are affected by local, regional, national and international economic conditions and other events and occurrences that affect the market for rental properties. A protracted decline in economic conditions will cause downward pressure on Rentberry's operating margins as a result of lower activity in the rental market. A prolonged downturn in one or more of the economies in the countries where Rentberry operates would result in reduced demand and will affect the ability of Rentberry's platform to generate significant revenue. See also "Risk Factors – We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions."

Constant innovation and user engagement are not guaranteed.

Rentberry's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users. If Rentberry is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users which could harm Rentberry's business, results of operations and financial condition.

Even though Rentberry intends for the Rentberry platform to have certain features and specifications, Rentberry may make changes to such features and specifications, or even the fees it charges for those services and features, for any number of reasons at any time. These types of changes could impact Rentberry's strategy for monetizing its platform. Rentberry's success depends on its ability to continue to attract users to its platform and enhance their engagement with Rentberry's products and services. A potential lack of use or public interest in the Rentberry platform or change in the legal and regulatory environment in real estate could negatively impact Rentberry's business operations and revenue streams. For example, a change in local, state, federal or non-US laws may require Rentberry to change or discontinue certain services or features or even the amount that Rentberry can charge for those services and features, in which case Rentberry's business, results of operations and financial condition may be adversely impacted. Rentberry may also find that its strategies for monetizing its platform do not successfully create enough revenue to support the platform and the Company may have to liquidate. If Rentberry is unable to adjust to such changes by implementing new strategies, including devising new services or features that monetize its platform, Rentberry's business, results of operations, and financial conditions would be negatively impacted and could even result in dissolution or liquidation of Rentberry.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe Rentberry has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model, such as integrating reviews and ratings on the platform, adding multi-language support and acquiring properties in various locations and generate sufficient income from them. If Rentberry is unable to operationalize these and others features, or the market does not respond positively to them, then the Rentberry platform may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, Rentberry may make changes to the platform, including its features and services, for any number of reasons and customers may choose to no longer use our platform. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

We may not be able to maintain or establish relationships with brokers, agents, high-volume landlords or other partnerships which could limit the information and services we are able to provide to our users and impair our ability to attract and retain user.

Our ability to attract and retain users to our platform depends on providing timely access to comprehensive and accurate information regarding the residential rental market. To provide these listings we maintain relationships with real estate brokerages, real estate listing aggregators, multiple listing services, property management companies, third-party listing providers, homeowners and their real estate agents to include listing data in our services. Many of our agreements with real estate listing providers are agreements that may be cancelled at any time. Moreover, our competitors and other real estate websites have similar access to the providers and their information and may be able to source real estate information faster or more efficiently than we can. Another industry participant or group could create a new listings data service which could impact the relative quality or quantity of information of our listing providers. The loss of existing relationships with these providers, whether because of termination of agreements or otherwise, may result in changes to our rights to use or timely access listing data or an inability to continue to add new listing providers or changes to the way real estate information is shared, and may negatively impact our listing data quality. These events could lead to reduced user confidence in our rental data and decreased traffic and users on our platform which would negatively impact our business, results of operations and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

Rentberry's existing and potential competitors include, but are not limited to, companies that operate, or could develop, international, national and local real estate, rental mobile applications and websites. These companies could devote greater technical and other resources than Rentberry has available. Their size and resources would also give them an accelerated timeframe for deployment, and to leverage their existing user bases and proprietary technologies to provide products and services that users might view as superior to Rentberry's offerings. Any of Rentberry's future or existing competitors may introduce different solutions that attract users or provide solutions similar to Rentberry's but with better branding or marketing resources. If Rentberry is not able to continue to attract users to its platform, Rentberry's business, results of operations and financial condition would be harmed.

We have not yet identified the properties we intend to acquire.

The Company has not yet acquired or definitively identified any assets for purchase. As a result, there is no information regarding the performance of particular assets that you can evaluate when determining whether to invest in the company, and investors will generally not have an opportunity to evaluate or to approve the company's investments. You must rely solely on our Board with respect to the selection, amount, character of investment and economic merits of each potential investment. As a result, we may use the net proceeds from this offering to invest in investments with which you may not agree and would not support if you were evaluating the investment directly. The company may make investments in non-performing or other troubled assets that involve a significant degree of financial risk. In addition, because the Company may acquire investments over an extended period of time, the Company will be subject to the risks of adverse changes in long-term interest rates and in the real estate market generally. Additionally, because the Company may only make a limited number of investments, poor performance by one or two of the investments could adversely affect the total returns to you.

We may not achieve our goals in acquiring properties suitable for the mid-term rental market at our target valuation.

For any number of reasons, we may not be able to acquire properties with the envisioned capitalization rate of 7% - 10%. Some of our competitors are more well-funded than us and may be willing to pay higher prices for certain properties that we may also want to purchase. Also, some of the properties we aim to purchase may be in real estate markets that have higher demand for fewer available properties which may limit our choices or preclude us from successfully obtaining any properties in that market. Additionally, the Company may be unable to find a sufficient number of attractive opportunities to meet its objectives. If we cannot achieve our goals in acquiring properties suitable for the mid-term rental market at our target valuation, our revenue, results of operations and liquidity may be adversely impacted and possibly even force us to change our plans or even liquidate the Company.

We plan to purchase real estate, which is inherently risky.

The Company plans to purchase properties suitable for renting in the mid-term rental market in the United States, Europe and Asia. For more detail, see "Use of Proceeds" and "Plan of Operations." The ability of the Company to achieve its objectives is dependent in large part upon the Company's success in preserving and enhancing the values of its real estate assets. In the case of each property, the Company will be subject to the general risks of real property ownership, including, adverse local market conditions, financial conditions of tenants and buyers and sellers of properties, changes in availability of debt financing, real estate tax rates and other operating expenses, environmental laws and other governmental rules and fiscal policies, changes in the relative popularity of properties, dependence on cash flow, uninsurable losses and other factors which are beyond the control of the Company. In addition, the real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the Company and its business, including national and international economic conditions, interest rate levels, and energy prices.

If the Company purchases properties that fail to generate sufficient revenue from rentals for any reason, the Company may be required to sell these properties at a loss. Furthermore, if the Company purchases a property in a market that deteriorates after that purchase, the Company may be required to sell that property at a loss. Any time the Company is required to sell properties at a loss it may have a material adverse impact on its business, results of operations and financial condition.

We may utilize mortgages and indebtedness/additional capital and therefore you will be subject to risks associated with debt financing.

The Company anticipates that it may use mortgage financing to acquire some or all of the properties. As a result, the Company's business is subject to the risks normally associated with debt financing, including the risk that the cash receipts from the operation of a property are insufficient to meet the principal and interest payments on such debt. If the Company fails to make payments as due on a mortgage, the lender could declare that mortgage in default and institute foreclosure proceedings against the property and, possibly, other properties owned by the company to the extent any loans have been cross-collateralized.

The Company could be adversely affected by rising interest rates.

If the Company uses debt, including mortgage debt, to purchase rental properties its financial results may be adversely affected by rising interest rates. Increases in interest rates would increase the Company's interest expense, which could adversely affect the Company's cash flow and the Company's ability to service its debt. In addition, increases in costs of financing may lessen the appeal of some development or acquisition opportunities to the Company. In addition to negatively impacting the Company's cash flow, the Company's revenues and results of operations may be affected and cause the Company to have losses or even liquidate.

The financial covenants in any loans may limit the Company's flexibility and ability to pay cash flow.

If the Company uses debt to fund its rental property purchases, those debts may include financial and other covenants which could limit the Company's flexibility in its operations, and breaches of these covenants could result in defaults under the credit facility even if the Company has satisfied its payment obligations.

The Company does not yet have any commitments for lines of credit or other loan facilities.

No assurances can be given that the Company will be able to obtain the anticipated debt facilities in the required amounts or obtain alternative financing. In the absence of such debt facilities, the Company may not be able to obtain the rental properties it seeks. Furthermore, if the Company is unable to obtain lines of credit or other loan facilities on favorable terms, or at all, it may be required to use capital for funding operations and working capital instead of acquiring rental properties.

We may not be able to lease the properties as anticipated.

The success of the Company's properties will be largely dependent upon the ability of the Company and/or its leasing and rental agents (whether or not such leasing and rental agents are affiliated with the Company) to timely lease the properties on favorable terms. A property may incur a vacancy either by the continued default of tenants under leases, the expiration of a lease or the termination by the tenant of a lease. The Company may be unable to renew leases or relet space and if such vacancies continue for a long period of time, the Company may suffer reduced revenues resulting in less cash available for working capital, funding operations, maintaining rental properties, or acquiring additional rental properties. In addition, because a property's market value depends principally upon the value of the property's current and future leases, the resale value of properties with high or prolonged vacancies could suffer, which could further reduce or eliminate any return on your investment.

Tenant defaults could negatively impact our expected revenues.

At any time, any of the Company's tenants may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Tenant defaults may adversely affect the Company's results of operations, including revenue and cash flow. Company's revenue, results of operations and cash flow would be adversely affected if tenants are unable to meet their obligations to the Company. In the event of default by tenants, the Company may experience delays and incur substantial costs in enforcing the Company's rights as landlord. Upon a default, the Company may not be able to relet the space or to relet the space on terms that are as favorable to the Company as the defaulted lease, which could adversely affect the Company's financial results. Further, a tenant may elect to remain in a property after defaulting on the terms of their lease, and the Company may need to take legal and other actions in order to prepare the property to be relet.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is subject to risk related to development and re-development of properties.

The Company may engage in real estate development and/or re-development with respect to the rental properties it acquires. To the extent that the Company invests in such development activities, it will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks beyond the control of the Company, such as weather or labor conditions or material shortages), general market and lease-up risk, and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Company.

Changes in property taxes could impact our revenues.

Each of the Company's properties will be subject to real property taxes. These taxes on the Company's properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Many states and localities are considering increases in their income and/or property tax rates (or increases in the assessments of real estate) to cover revenue shortfalls. If property taxes increase, it may adversely affect the Company's financial results.

As a property owner, the Company will be subject to environmental risks.

Ownership of properties involves environmental risks. Federal, state and local laws and regulations to protect the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination arising from that site. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which could adversely affect the company.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Failure by the Company to uncover and adequately protect against environmental issues in connection with a rental property may subject the Company to liability as owner of such property.

We may need to modify our properties to comply with state and federal laws including the Americans with Disabilities Act.

The Company's properties may be subject to the Americans with Disabilities Act (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Company will attempt to place the burden on sellers or other third parties, such as a tenant, to ensure compliance with the ADA. However, no assurance can be given that the Company will be able to allocate responsibilities in this manner. If the Company cannot, its cash resources used for ADA compliance will reduce cash available for working capital, funding operations, maintaining properties or acquiring new properties. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. The Company may be required to make substantial capital expenditures to comply with those requirements.

We depend on our consultants who are subject to non-disclosure and confidentiality agreements.

Rentberry may rely on third parties to develop and build out the platform. Rentberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Rentberry. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer, Oleksiy Lyubynskyy, our Chief Technology Officer, Denys Golubovskyi, our Head of Design, Oleksandr Kotovskov, our Chief Marketing Officer, Oleksii Humeniuk, and our Director of Engineering, Oleksii Svitiashchuk. If one or more of our executive officers or significant employees becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

Risks Concerning Cybersecurity and Intellectual Property

Rentberry and its subsidiaries are vulnerable to hackers and cyberattacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on the Rentberry platform or in its computer systems could reduce the attractiveness of the Rentberry platform and result in a loss of landlords and tenants, as well as third party providers who offer add-on products and services on the Rentberry platform. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new offerings and tiers. Any disruptions of services or cyber-attacks could harm our reputation and materially negatively impact our financial condition and business. The Company notes that due to the increased global insecurity, including related to the Russian invasion of Ukraine, the number of hackers and cyberattacks may increase. Although to date, we have not seen an impact on our cybersecurity related to the Russian invasion of Ukraine, it is possible that we might experience such an impact should Russian hacking and cyberthreats begin to target western Europe where our employees and contractors are now based. See "Risk Factors – The majority of our employees have been displaced by the Russian invasion of Ukraine."

We expend financial resources to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches vary by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

We are subject to multiple risks related to the ACH, credit card and debit card payments we accept.

In connection with ACH, credit and debit card sales, we transmit confidential information and depend on our vendors to complete ACH, credit and debit card transactions, both for payments owed to Rentberry and payments to third parties, such as payments made by renters to landlords in our rental payment's product. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of ACH and credit card transactions, it could cause one or more of these providers to disallow our continued use their payment products. In addition, if these systems fail to work properly and we do not charge our customers' credit cards or withdrawals from their bank accounts on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who use increasingly sophisticated ways to obtain unauthorized access to, or exploit systemic weaknesses in, payment systems. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us to risks of data loss and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our patents, copyrights, domain names, and social media handles, which are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our patents and trademarks could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome. We may also choose not to litigate because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make, and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Risks Related to the Company's Securities and this Offering

Certain investors are entitled to pay a lower price for our Common Stock.

We are offering shares of our Common Stock at a per share price of $1.64. As described in "Plan of Distribution -- Bonus Shares; Discounted Price for Certain Investors," investors in this Offering are entitled to receive additional shares of Common Stock (effectively a discount) based on either (i) their status (e.g., they are a current shareholder or investor in the Company, they are members of the StartEngine OWNers bonus program ("StartEngine OWNers")) (ii) the time at which they had invested in the Offering or on the (iii) the amount invested in this Offering. These investors will receive, as part of their investment, additional shares for their shares purchased up to 50% of their investment depending on their status and/or the amount invested. For instance, an investor entitled to the highest bracket of Bonus Shares (45%), will have an effective share price of $1.13 per share. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

We are offering rewards and perks to certain investors as part of this Offering and our monetization strategy, but those perks may be impacted or lost if the Company changes its business model, services and functionality on the platform.

The Company currently offer certain customers rewards and perks free of charge in an effort to attract investors. For example, an investor who also has a membership with the Rentberry platform may access free of charge certain services or functions that normally require a fee and/or receive discounted rental price on properties owned/exclusively managed by Rentberry. At some point, however, Rentberry may abandon platform memberships or stop offering rental price discounts or certain services and functions on the platform free of charge to these investors, in which case we may lose customers due to our change of strategy. These types of decisions may impact the financial plan and projections that were stated earlier by the management. Moreover, the Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we may in the future adopt an employee equity incentive plan, which may also cause dilution to your investment.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is only a small minimum amount set as a condition to closing this Offering.

Because this is a "best efforts" offering with a small minimum, we will have access to any funds tendered after we receive $10,000.72 in subscriptions. This might mean that any investment made could be the only investment in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the Offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file supplements to our Offering Memorandum reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

If Rentberry runs out of cash and is not able to successfully monetize the platform and/or raise additional capital, it may need to liquidate the business.

We are dependent on our ability to raise additional funds until we generate sufficient revenue to cover our operating costs and other working capital needs. If we are unable to raise enough capital, we may not be able to complete the monetization of the platform. Even if we complete the process of monetizing the platform, we may still not generate enough revenue to continue operations without seeking additional financing. If we run out of cash and financing options, we may need to liquidate the Company.

Our Stockholders' Agreement and our second amended and restated certificate each have a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

Our investors have agreed to resolve disputes arising under the Stockholders' Agreement or our second amended and restated certificate of incorporation in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Stockholders' Agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. See "Securities Being Offered – Common Stock – Stockholders' Agreement – Drag-Along Rights," below or Section 3 of Rentberry's Stockholders' Agreement, included in Exhibit F to this Form C. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

There is no current market for our Common Stock, so you may not be able to sell yours shares.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer --this means that the stock/note that you purchase cannot be resold for a period of one year except in limited circumstances. There is no formal marketplace for the resale of the Company's Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the Company runs out of capital and liquidates.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

USE OF PROCEEDS

If we raise the Target Offering Amount of $10,000.72 we plan to use these proceeds as follows:

- StartEngine Platform Fees: 5.5%
- StartEngine Service Fees: 94.5%

  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees: 5.5%
- Marketing: 35.0%

Our goal is to have superb business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep user acquisition costs to one of the lowest in the industry.

- Research & Development: 33.0%

We plan to continuously improve our platform and add new features and functionality.

- Operations: 15%

Since the beginning, we ran a lean, cost effective start-up and plans to continue to do so in the future. We envision day-to-day operations expenses, such as rent, bookkeeping, office space and others.

- Legal: 11.5%

Our goal is to expand internationally and offer our product to users in many countries. In order to be able to be able to operate on a global scale we will need to establish a solid legal foundation for Rentberry.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

THE COMPANY'S BUSINESS

Rentberry was destined to be created after the founders spent almost a month searching for rental properties in San Francisco, California. They experienced the frustration involved with submitting rental applications, enduring bidding wars with other prospective tenants and going through uncomfortable face-to-face negotiations with landlords. They consistently lost apartments to other applicants because of the lack of transparency in the rental process as they had no idea if there were other applicants who were willing to offer more than the original asking price established by landlords.

Moreover, once they rented an apartment, they had to freeze thousands of dollars for a rental security deposit even though they had excellent credit reports, employment histories and references.

The time-consuming, costly and unnerving process of finding an apartment made them question the efficiency of the traditional long-term rental process. Having lived and worked on different continents and having investors from various countries, they know firsthand that the same problems with long-term rentals exist not just in the United States but at an international level. Classified websites (such as Craigslist, Zillow, etc.) offer no real value to users other than pictures and descriptions of the properties. Rentberry, however, has developed a fully closed-loop home rental ecosystem that offers full transparency, ability to save on rental security deposits and allows for all the rental tasks to be completed in one place.

Overview

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has headquarters in San Francisco, California. The Company develops technology platforms aimed at disrupting the residential, commercial and senior housing rental markets. The Company has developed several platforms under different brand names: "Rentberry," "Floorly," and "Happy Seniors." The Company's main platform, Rentberry, is a home rental solution designed to make the rental process less costly, more convenient and secure. In addition, the Company owns other platforms through its two subsidiaries:

- Floorly, Inc. ("Floorly"), which is 99% owned by the Company, was incorporated under the laws of the State of Delaware on January 13, 2020, with the intent of taking Rentberry's platform and applying it to the commercial real estate market. The release of Floorly is postponed until the end of 2022 due to COVID-19 pandemic.

- Happy Seniors, Inc. ("Happy Seniors"), which is 100% owned by the Company, was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry's platform and applying it to the senior housing market.

In its next phase, the Company plans to develop a new type of mid-term residential rental market. As part of this plan, the Company plans to acquire real estate (properties and land) throughout the United States, Europe and Asia to serve as mid-term rental properties exclusively on the Rentberry platform. Tenants will be able to stay between 3 months to 12 months at fully furnished properties with no security deposits. The Company also plans to onboard homeowners and manage properties on their behalf and exclusively rent them via Rentberry platform. This way, Rentberry, will establish a new trend that will allow people to live and work from home at various locations in what we believe will be a much cost-efficient way than renting AirBnb/hotel and without entering into long term contracts and freezing thousands in security deposits. This new trend will be called "Flexible Living".

Rentberry through technology is on track to reduce traditional frustrations, scam rates, time delays, and friction points in the rental process to benefit both tenants and landlords. And most importantly, Rentberry will also help unfreeze millions of dollars tied up rental security deposits.

Although the costs and characteristics of housing vary across the world, residents of many countries experience the same problems in the home rental space. Rentberry's mission is to offer a solution that will be equally efficient for residents across international borders.

Principal Products and Services

The Company has developed IT solutions for residential and senior homes markets:

- Rentberry, our flagship platform, aimed at the home rental market; and

- Happy Seniors, a platform focused on the senior housing market.

Also, the Company plans to enter the property management segment via acquisition of properties and onboarding of homeowners. The properties that the Company will acquire will be exclusively rented via the Rentberry platform. This way Rentberry will have a closed rental cycle where it will own and exclusively manage properties and rent them out via its IT infrastructure – rentberry.com platform.

Rentberry Platform

Rentberry platform offers landlords and tenants a contact-free, transparent and automated means of renting properties that includes an auction component. We believe the current method of comparing rents between nearby homes and apartments is time consuming and does not help landlords price properties for rent with accuracy. Rentberry creates a transparent and accurate way for tenants and landlords to agree on rent and security deposits by allowing tenants to negotiate rental terms directly through Rentberry platform. Rentberry also streamlines the rental process by allowing tenants to complete their applications online, provide financial and other relevant information to potential landlords across our platform, and e-Sign rental agreements. Rentberry also feature a rent payment tool and communication tools for requesting and scheduling tours and maintenance requests. We also recently added a feature that allows for prospective tenants to take virtual tours using our 360/VR capability and to purchase renter's insurance through Rentberry platform.

Some of the automation includes:

- Searching properties globally;

- Performing virtual tours;

- Submission of offers utilizing auctioning technology;

- Screening tenants;

- Selecting the best and/or most suitable candidates;

- Negotiating the terms;

- Saving on rental security deposits;

- E-signing contracts;

- Paying rent online;

- Promoting and syndicating listings;

- Submitting maintenance requests;

- Storing all the data and signed contracts online, and;

- Enabling landlords to stay connected with tenants.



On our Rentberry platform, we have listings in over 70 countries and in more than 40,545 cities across the United States. As of December 31, 2021, Rentberry's platform hosts more than 4,500,000 properties and has 1,053,133 monthly active users ("MAU"). The MAU is defined by Google Analytics as people who perform any action on the Rentberry web platform and iOS/Android mobile apps, such as property search, submission of applications, performing credit checks, etc. We obtain listings directly from the landlords and homeowners and through our agreements with real estate companies. We currently have partnered with 62 leading real estate companies around the world. We aim to grow our network of partnerships to more than 100 companies in 2022

We have seen increased traffic on our platform with the number active users increasing dramatically during 2021 to 8,350,635 from 3,544,656 in 2020, a 136% increase.

The Company has also already successfully tested its monetization channels for the Rentberry platform. Throughout 2022 and 2023, the Company plans to start fully monetizing Rentberry platform and its functionality. Moreover, we plan to start onboarding enterprise customers to begin using the Happy Seniors platform as beta testing. We also expect to begin offering third party services related to rentals through our platforms. We remain in the early stages of our development and our activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop and improve the platforms that will attract users.

We aim to keep our landlords and tenants engaged on our platforms. By allowing document storage, centering rent payment, maintenance requests and other service communications on Rentberry, both landlords and tenants will continue to visit our platform.

We have successfully finished testing various monetization channels and plan to start monetizing our platform in a number of ways. First, we would collect fees based on traditional steps in the rental market, but due to automation that we provide, at significantly reduced rates. For example, we anticipate collecting a fee for each tenant application, but instead of the typical $75-$100 fee, Rentberry would charge a fee of $20 - $30. Other fees we anticipate collecting include fees for promoting properties on the platform ($50 for a thirty days promotion per property), monthly access fees to be paid by landlords, property management companies, agents/brokers ($25-$50 for thirty-day access), as well as advertising fees from Google AdSense. Concurrent with the collection of fees, we have begun offering third party services on our platform. Last year, we entered into an agreement with Sure, Inc., for the provision of insurance products for both landlords and tenants through our platforms. In addition, we plan to monetize referrals and leads in 2023. As we know the duration of the rental agreements, we plan sell the leads to the moving companies (expected

rate $5-$7 per non-exclusive lead), as well as selling referrals to the local businesses/credit card companies (who will be able to target our members with promotions and credit card offers).


Virtual Tour
Tenant Screening
Complete Application Process
Service Providers
Rent Negotiation
Online Data Storage
All-in-one Rental Ecosystem
Lease eSign
Property Promotion
Rental Payments
Rentberry Platform
Convenience
Efficiency
Security
Automation

Rentberry Platform Benefits

Focused Property Search

Tenants display filtered results with a detailed analysis of key information relating to each listed property. This includes:

- Seamless searches for properties in the desired area using extensive filtering capability (e.g., size, price, preferred amenities, etc.);
- Online scheduling of open-house visits in order to see the properties and meet the landlords; and
- An internal and secure communication system that allows potential tenants to contact landlords without bothering them with phone calls and/or emails.

Property Marketing & Syndication

Landlords have the ability to list any property on the platform with a specified asking price and include detailed information on the given rental unit. Landlords can promote listings on rentberry.com or syndicate to additional rental sites for increased reach and visibility.

Transparent Application Process

Incomplete or less than desired credit profiles indicate that the rental application can be denied or putting down a higher security deposit can be required. That is why Rentberry has developed a transparent rental application functionality to benefit tenants and landlords. Tenants are able to submit applications online without bothering landlords and mailing/emailing confidential information (e.g., SSN, passport numbers, bank account information, etc.). During this process, tenants are able to:

- Analyze demand for the property and relevant information in offers submitted by other applicants;

- Customize offers in real-time based on demand thus increasing the chances of securing the property using our proprietary auctioning technology; and

- Negotiate pricing factors (e.g., rent, security deposits, lease duration).

Auctioning Technology

All rental applications are collected in a user-friendly format with the option to accept or reject any application with a single click. Rentberry's auctioning technology ensures transparency and fair competition, and ensures that landlords are able to:

- Reduce vacancy rates by seamlessly addressing pricing in depressed market conditions;

- Capitalize on hot markets by extracting the most value from their properties; and

- Select tenants based on data points beyond the amount they are willing to pay.

The Rentberry auctioning technology is part of what we believe to be one of the platform's unique value propositions.

The Auctioning Technology's core purpose is to ensure that landlords price their properties optimally in both hot and slow markets, while potential tenants are afforded complete visibility on competing offers and offered the ability to seamlessly negotiate rental terms online.

Online Rent Collection

Rentberry allows tenants to make their rental payments on the platform. This means no more bounced checks, unrecorded cash transactions, or long wait times for receiving payments. A history of rent payments will be appended to the tenants' private profile and will be used by future landlords to analyze tenants and their ability to pay rent on time.

Saving on Rental Security Deposits

There is more than $500 billion locked in rental security deposits worldwide. From the time tenants turn 18 and until they buy their first property, most people rent. As tenants switch rental units, the security deposits that they put down are continuously frozen with different landlords. The Company's auctioning technology allows tenants to negotiate rental terms. Therefore, quality tenants can rent apartments and receive discounts in security deposits or rent properties without security deposits. This will allow qualified tenants who might otherwise not be able to afford a security deposit to rent an apartment and give landlords access to a larger pool of qualified applicants and increase their ability to rent apartments in a short period of time.

Moreover, the Company plans to acquire properties and start managing properties on behalf of other homeowners. All those properties will be leased with no security deposits for a mid-term duration.

Rental Contract Execution

Applicant With Highest Offer
Rent Offer $2,200
Deposit Offer $3,000
Credit Score 780
Monthly Salary $6,500
Pets
Roommates
1. Your Offer
2. Additional Info
Medium Demand
6 Applications
679
Average Credit Score
Show Details
$2,000
Highest Offer:
Security Deposit
$3,000
Asking Deposit: $3,000
Highest Offer: $3,000
Match Highest
Beat Highest
Next

Tenants can securely and safely execute a legal contract via Rentberry platform. This can be done in seconds without wasting paper or crucial time. All executed agreements are stored in the platform and can be accessed 24/7 by the tenants and landlords.

Maintenance Requests

Once the property is rented, tenants are able to conveniently submit maintenance service requests to the landlords. All requests are stored in the system and abled to be accessed at any time in case of disputes in the future. Tenants who record this activity on the Rentberry platform will have proof that they reported issues in a timely manner, thereby reducing the potential for liability for additional damage that they allegedly failed to report promptly, or not at all.

In the future, Rentberry plans to partner with third-party service providers (such as handyman, plumbers, etc.) and invite them (individual or corporate clients) to join the platform. They will specify the services that they offer, the location that they serve and the price for each service rendered. Landlords and tenants will be given the ability to select and order services from their portals on the Rentberry platform.

Properties Owned & Exclusively Managed by Rentberry

Over the next several years, the Company plans to develop a new type of mid-term residential rental market and offer a new "Flexible Living" solution to the tenants, where they will receive flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Company intends to acquire properties throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates leasing from minimum of three months to maximum of one year on the Rentberry platform. The Company also expects to acquire properties in the United Kingdom, Australia, New Zealand, France, Germany, Italy, Spain, Portugal, Ukraine, China and South Korea and other countries in Europe and Asia to serve as mid-term rental properties on the Rentberry platform. See "Use of Proceeds."

The Company sees much bigger potential in a mid-term rental housing market in lieu of short-term rentals, such as Airbnb and long-term rentals, such as Craigslist. The Company plan to achieve a capitalization rate from the new rental model between 8% - 12%.

Market

A technological evolution has led to the disruption of multiple sectors in recent years. The mid-term (from three months to one-year rental horizon) and long-term (over one-year rental horizon) rental industry has remained stagnant. Despite so many other industries having been successfully disrupted in recent years (retail, social media, transportation), the home rental space remains mired in tradition and lacks comparable innovation. The process of long-term rentals still results in frustration and lost time for both the owners of rental properties who are looking for additional income and potential tenants who are looking for a place to call home. There has not yet been a technological disruption significant enough to usher in a new – and better – way to rent. Here at Rentberry, we aim to change that.

Global practices still include listings in the form of simple classified ads in print publications or on sites like Craigslist, Zillow, Rightmove and Zoopla, which provide limited information about a particular property for prospective tenants and essentially no support for actionable items, such as the application process, contract execution, rent collection, and maintenance requests. Rentberry has built a functioning digital marketplace which will allow this entire rental application, negotiation and rental contracts process to be completed quickly and online.

It is still common practice to complete many tasks manually. This includes calling or emailing prospective tenants, manually screening applicants, and accepting paper checks or cash for rent payments. In addition, agents and brokers sometimes charge significant fees for minimal services, and landlords force tenants to freeze thousands of dollars in rental security deposits. International renters face problems qualifying to rent overseas as their credit scores and credit histories are only valid in their country of citizenship or in the country in which they are legally qualified to work and live in at the moment.

Moreover, we believe that COVID-19 will have a lasting impact on the work environment – allowing large number of people to work from home, thus giving them freedom to work and travel from various locations.

Using Rentberry, landlords and tenants in countries across the globe will have the opportunity to enjoy a transparent and universally applicable platform for mid-term and long-term rentals.

We also view our current market as including providers of services and products used by landlords and tenants, such as renter's and homeowner's insurance products. In the future, we expect to expand our market by developing a mid-term residential market. At this time, people who choose to rent their home are limited by long-term leases of 12 months or more. Short-term rentals are usually only a matter of days or weeks, and any longer stays become expensive. We believe the mid-term rental market has potential as our rentals will offer leases of a minimum of three months and a maximum of one year. All mid-term properties will be owned or exclusively managed by Rentberry, will be rented with no security deposit to qualifying tenants and will be offered fully furnished so tenants will not have the hassle and expense of moving furniture. We believe people will want to take advantage of mid-term rentals because of the change in work culture due to COVID-19 which allows more people to work from home. We expect consumers to be attracted to the possibility of choosing where to live for a half a year to a year and then moving to a new location without committing long term. We believe that by deploying this business model, we are removing obstacles in the rental space and becoming the forefront of the new market trend.

Competition

We compete with the classified websites (such as Craigslist, Zillow, etc.), property management software (such as, Cozy) and real estate agencies and rental offices. We believe that there are no companies on the market that offer the transparency and level of automation during the rental process that Rentberry provides. For example, Craigslist, still relies on a dated interface and its unstandardized approach causes users to seriously question its legitimacy and safety. Zillow is a little more modern than Craigslist, but it still does not allow a seamless "last-mile" rental process, which makes renting from it frustratingly slow. Cozy is strictly a property management software with limited functionality that is tailored to the rental payments. Finally, Airbnb, while being quite different from the other aforementioned competitors, does not focus on long-term rentals, the credit scores, or security deposits, among other issues.

Currently, homeowners and small to medium property management firms, when pricing properties must resort to using comparisons of similar nearby homes. Lacking expensive rental analytics tools, this subjective valuation makes it nearly impossible to price properties accurately. Additionally, outdated and inefficient platforms slow the search and application process, delaying potential income for the homeowners and wasting time for the tenants. Moreover, other platforms do not offer neither transparency nor full rental experience. Rentberry streamlines the entire process for both the homeowner and the tenant by automating all of the standard rental tasks, saving time for both parties, and ultimately facilitating the property rental at the true market price.

Employees

The Company currently employs 27 full-time and no part-time employees.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. As part of our business model, we expect to see more Millennials deciding to live in mid-term housing that is pre-furnished due to a number of reasons. Initially, we believe people will want to change their location to avoid living in a COVID-19 hotspot. Also, "work from home" becomes a mainstream trend and we believe people will increasingly adopt a lifestyle that allows them to move to different climates or locations that suit them based on cost of living, climate, weather, access to better educational, medical or other service providers, and access to arts, culture and outdoor activities. We anticipate our mid-term rentals of 3 – 12 months will allow people to enjoy this lifestyle without having to move furniture or enter into a long-term leases of longer than 12 months.

Intellectual Property

The Company's platform is dependent on our extensive intellectual property, which was years in development. We rely on more than 300,000 lines of code that our engineers wrote and transferred to the Company. We designed our platform to incorporate proprietary solutions that are crucial to the platform's performance. Because of the architecture of our platform, key aspects of the platform's performance remain invisible.

We have applied for a patent on February 27, 2019, US#2020/0273094 A1. On August 27, 2020, we received Notice of Publication of Application by United States Patent and Trademark Office. We also have more than 60 trademarks, both word and logo, in multiple countries.

Litigation

Rentberry is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

The Company leases its office space in San Francisco, California and the Ukraine. In 2016, the Company leased co-shared office space in San Francisco under a membership agreement with payments based on utilization of the co-shared space. The lease is being renewed every year with an option to terminate at any time with 30 days written notice and month to month thereafter.

The Company also leases space in the Ukraine for developers and other contractors to work. The terms of the latest signed lease agreement is for the period January 1, 2022, through December 31, 2023, for $241,465. The total amount due for each lease was paid at the signing of the lease. There are no future commitments due under the leases. Due to the Russian invasion of Ukraine, we are no longer using this space, but anticipate using the space if the situation improves. See also "Risk Factors – The majority of our employees have been displaced by the Russian invasion of Ukraine."

We anticipate purchasing properties throughout the United States, Europe and Asia to develop as mid-term rental properties for our platform. We have purchased an apartment in Kyiv, Ukraine, which is carried as a fixed asset on our balance sheet as at December 31, 2022. See also, "Risk Factors – We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions," and "Management's Discussion and Analysis – Trend Information."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rentberry Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 28, 2015 with headquarters in San Francisco, California. Rentberry has developed a closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, our platform automates all the standard rental tasks from submitting personal information, customer offers and eSigning the rental agreement. We are also developing other third-party services and products for our platform as we recently entered into an agreement with Sure Inc. to offer rental insurance. Our goal is to have a fully integrated platform with the third-party service providers within 24 months.

In its next phase, the Company plans to develop a new type of mid-term residential rental market and offer a new "Flexible Living" solution to the tenants. As part of this goal, the Company plans to acquire properties throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates listing as mid-term rental properties, having leases of minimum three months and maximum of one year, on its platform. The Company also expects to acquire properties in the United Kingdom, Australia, New Zealand, France, Germany, Portugal, Italy, Spain, Ukraine, China, South Korea and other countries in Europe and Asia to serve as mid-term rental properties on the Rentberry platform. See "Use of Proceeds."

Over the past years Rentberry concentrated on its brand recognition and user growth. At the same time, the Company successfully tested various monetization channels. Throughout 2023, Rentberry plans to start fully monetizing its platform and functionality. To date, the Company has been primarily funded through offerings of securities.

The Company's operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Our ability to continue as a going concern is dependent on the Company's ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included as Exhibit B to this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The financial statements as of and for the six months ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Six months ended June 30, 2022 and June 30, 2021

Revenue

For the periods ending June 30, 2022 ("Interim 2022"), the Company had revenue from operations of $119,754 compared to revenue from operations of $32,116 for the six-month period ended June 30, 2021 ("Interim 2021"). The Company's revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms.

Operating Expenses

The Company's total operating expenses increased to $1,585,492 for Interim 2022 compared with $1,285,050 for Interim 2021. The primary drivers of the increase were:

- a $46,185 increase in general and administrative expenses due to increase in salaries and expenses related to our Regulation A offering; and

- a $254,257 increase in selling and marketing related to the increase in social media ads, such as Facebook and Twitter, as well as Google Ads.

Overall, we experienced a net loss of $1467,447 for Interim 2022 compared to $1,266,641 for Interim 2021.

Fiscal Year ended December 31, 2021 and December 31, 2020

For the fiscal year ended December 31, 2021 ("FYE 2021"), the Company had revenue from operations of $99,599 compared to revenue from operations of $30,878 for the period ending December 31, 2020 ("FYE 2020"), a $68,721 increase. The Company's revenue to date has largely come from testing monetization channels on the platform, and the increase represents wider usage of our platforms.

The Company's operating expenses increased by $2,888,355 in FYE 2021 to $4,951,989 from $2,063,634 in FYE 2020. The primary drivers of the increase were:

- a $2,367,688 increase in general and administrative expenses due to property acquisition, increase in salaries and expenses related to our Regulation A offering; and

- a $520,667 increase in selling and marketing related to the increase in social media ads, such as Facebook and Twitter, as well as Google Ads.

Overall we experienced a comprehensive loss of $4,797,863 for FYE 2021 compared to a comprehensive loss of $1,992,351 for FYE 2020.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We recognize that in the future seasonality may adversely affect our business and cause our results of operations to fluctuate and, depending on our financial circumstances, we may need to seek additional financing to fund operations during seasonal lows.

Liquidity and Capital Resources

Cash and Cash Equivalents

As at June 30, 2022 and December 31, 2021, the Company had $3,269,442 and $2,577,803 in cash and cash equivalents. The increase of $691,639 during Interim 2022 was due to the funds raised via Regulation A. We believe current capital will be able to fund operations for the next 24 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API). For the remainder of 2022, we anticipate our average burn rate will be $260,000 per month.

Fixed Assets

During fiscal year ended December 31, 2021, the Company acquired an apartment in Kyiv, Ukraine for $465,000 which is carried as an asset on our balance at $457,548. The current conflict in Ukraine may have a material and negative impact on the value of that property, which may include destruction of the property, rendering it useless due to the conflict or the nationalization of the property by a government entity. In such events, such devaluation of the property or the total loss of value of the property could materially harm the Company's results of operations, cash flows, and financial condition.

Sources of Liquidity

We have reduced Net cash used in operating activities to $601,130 for Interim 2022 compared to $1,189,559 for Interim 2021. However, there has been a substantial increase in cash flows related to credit cards to $1,000,882 for Interim 2022 from $79,486 for Interim 2021. We have been using cash available through our credit cards for all marketing activities for Regulation A (this includes all internet ads, as well as all social media marketing), as well as daily business activities, such as Amazon servers and various subscriptions.

We also saw a significant change in deferred revenue to $0 for Interim 2022 from $890,280 for Interim 2021 as we don't expect to collect funds that are owed to Rentberry by a third-party service provider.

To date the Company has been financed by the proceeds of its offerings of securities. As of November 3, 2022, the Company has raised approximately $8,490,757 in gross proceeds through the sale of our Common Stock in our Regulation A offering. We have used the proceeds for the business operations, marketing, business development (including expanding into the new countries), and for marketing initiatives. In addition to this Offering, the Company plans on doing another Regulation A within the next 12 months.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

Our primary goal is to acquire properties that the Company can offer as available for mid-term rental duration on our platform, add services that monetize our platform, and grow our monthly active users. We view the COVID-19 pandemic as a significant event in terms of our growth and the development of our platform services. As discussed in "Risk Factors," we view COVID-19 as potentially helping our business model of contact free rental services. We also view the ability to rent mid-term properties that are already furnished, without having to commit to a longer than one-year lease, as allowing people to easily move away from hotspots or uncomfortable climates and environments. However, COVID-19 may also cause people to decide that traveling from part of the country to another is too risky or that leaving the comfort of their current location is not desirable during a pandemic. Once the pandemic ends, people may alter their behavior and contact free renting may not be as important. Furthermore, employers may no longer want their employees to work from home after the end of the pandemic. Such a decision might result in people preferring traditional long-term leases or home ownership. We are unable to predict the duration and magnitude of this impact going forward.

The Company acquired an apartment in Kyiv, Ukraine. The Company may lose the value of the apartment or may no longer be able to rent the apartment or rent the apartment at the current rate, see "The Company's Property" and "Risk Factors – We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions."

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers, directors and significant employees are as follows:

Name	Position	Age	Term of Office
Executive Officers:			
Oleksiy Lyubynskyy	CEO	38	Since August 28, 2015
Alex Svitiashchuk	Chief Technology Officer	28	Since November 1, 2022
Oleksandr Kotovskov	Head of Design	36	Since October 19, 2015
Directors:			
Oleksiy Lyubynskyy	Director	38	Since August 28, 2015
Oleksandr Kotovskov	Director	36	Since November 13, 2018
Alex Svitiashchuk	Director	28	Since November 1, 2022
Significant Employees:			
Oleksii Humeniuk	Chief Marketing Officer	33	Since March 14, 2016

Oleksiy Lyubynskyy, CEO and Director

Oleksiy Lyubynskyy is currently our Chief Executive Officer. He has served in that position since Rentberry was founded in August 2015. He is responsible for defining the Company's vision, overseeing business development and the capital raising process. Prior to joining Rentberry, Oleksiy co-founded CityHour, where he oversaw business development and investor relations. From May 2010 to December 2012, he was director of M&A at BIC Securities. In that position he was responsible for deal origination, performing due diligence and closing sell-side and buy-side M&A transactions. Oleksiy holds a B.A. degree in Economics and minor degree in Business Administration from University of California Berkeley.

Alex Svitiashchuk, Chief Technology Officer and Director

Alex Svitiashchuk is the Chief Technology Officer at Rentberry, a position he has held since November 2022, where he leads the engineering department and develops policies and procedures and use technology to enhance Rentberry platform. Prior to becoming CTO, Alex was serving as a lead full-stack engineer at Rentberry since January 2020. Prior to joining Rentberry, Alex was a Senior Software Developer at the Universal Commerce Group (January 2018 – January 2020).

Oleksandr Kotovskov, Head of Design and Director

Oleksandr Kotovskov is the Head of Design at Rentberry. Since Rentberry was founded, he has been responsible for creating the visual style of the product, user experience, managing design processes, and bringing design thinking to the Company. Prior to joining Rentberry, Oleksandr was a Senior UI/UX designer at Alty, creating interfaces for one of the largest banks in Europe, and various clients from the US. He has started his professional career in 2010. Oleksandr holds master's degree in Information Systems Management from Ukrainian National Academy of Culture and Arts Management.

Oleksii Humeniuk, Chief Marketing Officer

Oleksii Humeniuk has been the Chief Marketing Officer at Rentberry since March 2016, where he has been responsible for business development, product marketing, search engine optimization, and sales. From October 2014 to December 2015, Oleksii worked one year at EPOM as SEO specialist and four years at Depositphotos, where he acted as Marketing Team Leader. At Depositphotos, Oleksii created and supervised international marketing campaigns and was responsible for launching the product in 9 countries. Oleksii holds a master's degree in Computer Science from the National Technical University of Ukraine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, our executive officers and directors* were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Oleksiy Lyubynskyy	CEO	$ 135,000	$ 0	$ 135,000
Oleksandr Kotovskov	Head of Design	$ 79,804	$ 0	$ 79,804

*only includes individuals who were officers and directors as of December 31, 2021.

For the fiscal year ended December 31, 2021, the Company did not pay its directors for their service. There were 3 directors in this group.

The Company has entered into an employment agreement with its CEO. Mr. Lyubynskyy's employment agreement, dated January 1, 2019, provides an annual base salary of $135,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if he has his own health, vision and dental insurance plans. Pursuant to the agreement, Mr. Lyubynskyy may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. The Company does not have any equity plans for employees or management.

The independent contractor agreement for Mr. Kotovskov, dated October 1, 2021, provides for monthly compensation of $7,500, comparing to $6,087 a year ago. The agreement expires on December 31, 2022, and must be replaced by a new agreement for 2023.

On December 30, 2020, the Company's Board of Directors adopted the Transaction Bonus Plan (the "Plan"), which provides for bonuses to be paid to eligible participants upon consummation of a liquidity event. Under the Plan, a liquidity event is defined as a transaction or series of related transactions involving the sale, transfer or other disposition, such as a merger, of substantially all of the Company's assets or more than 50% of the Company's voting power. The Plan allows the CEO to determine, in his sole discretion, who may receive a bonus and the amount to be allocated. Participation is restricted to employees, including the CEO, and other service providers designated by the CEO in his sole discretion. The Plan entails a Bonus Pool having a $2,000,000 cap for all bonuses in the aggregate. If the CEO designates himself as a Plan participant, his bonus may not exceed $400,000. Participants granted a bonus under the Plan must continue their service to the Company until the consummation of the liquidity event or forfeit their bonus. The Plan has not been funded and specifically states that participants will be treated as an unsecured general creditor of the Company and will not have any right, title or interest in or to any assets of the Company by reason of any obligation of the Company to such participant under the Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table displays, as of November 3, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Oleksiy Lyubynskyy	8,783,222	0	18.9%
Common Stock	All executive officers and directors as a group (3 people in this group)	10,783,222	0	23.2%

(1) The address for all beneficial owners is 201 Spear Street, Suite 1100, San Francisco, California 94105.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Liliia Ostapchuk, the Company's Chief Product Officer, is married to Oleksiy Lyubynskyy, the Company's CEO, and has an employment agreement with the Company. Under the terms of this agreement, dated January 1, 2019, Ms. Ostapchuk receives an annual base salary of $115,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if she has her own health, vision and dental insurance plans. Pursuant to the agreement, Ms. Ostapchuk may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses.

On September 15, 2021, the Company loaned $115,000 to Oleksiy Lyubynskyy for the purpose of relocation. The loan carries an annual interest rate of 0.1% and is repayable in full on December 31, 2025.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE*
  - Final amount sold: $2,125,000
  - Use of proceeds: Salaries, property acquisition, business development and marketing.
  - Date: April 1, 2019 – July 21, 2020
  - Offering exemption relied upon: 506(b)
- Type of security sold: SAFE*
  - Final amount sold: $742,749
  - Use of proceeds: Salaries, property acquisition, business development and marketing.
  - Date: May 9, 2020 – June 29, 2020
  - Offering exemption relied upon: Regulation D
- Type of security sold: SAFE*
  - Final amount sold: $1,070,000
  - Use of proceeds: Salaries, property acquisition, business development and marketing.
  - Date: May 9, 2020 – June 29, 2020
  - Offering exemption relied upon: Regulation CF
- Type of security sold: SAFE**
  - Final amount sold: $1,935,936

- o Use of proceeds: Salaries, property acquisition, business development and marketing.
- o Date: March 2021
- o Offering exemption relied upon: 506(c) of Regulation D
- Type of security sold: SAFE
    - o Final amount sold: $51,000
    - o Use of proceeds: Salaries, property acquisition, business development and marketing.
    - o Date: August 30, 2022
    - o Offering exemption relied upon: 506(b) of Regulation D
- Name: Common Stock
    - o Type of security sold: Equity
    - o Final amount sold: $12,026,976.98***
    - o Number of Securities Sold: 15,353,412
    - o Use of proceeds: IT development, acquiring properties, Marketing and sales and administration and operating expenses
    - o Date: July 13, 2021 – November 4, 2022***
    - o Offering exemption relied upon: Regulation A

The SAFE Notes converted into the Company's Common Stock on December 31, 2020.
**The SAFE Notes converted into the Company's Common Stock on December 31, 2021.*
***The number of fully diluted outstanding shares utilized, and the final amount sold in this offering memorandum has been calculated assuming that Company sells all the securities for which there are subscription agreements executed by investors in its Regulation A offering that recently closed. The total number of shares outstanding may change once the shares sold in the Company's Regulation A offering have been determined and finalized.*

SECURITIES BEING OFFERED

General

The Company is offering up to 7,894,762 shares of Common Stock, including 2,631,587 Bonus Shares. See "Plan of Distribution." The following description summarizes important terms of the Company's Common Stock and Preferred Stock. This summary does not purport to be complete and is qualified in its entirety by the amended and restated Certificate of Incorporation and amended Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Memorandum is a part. For a complete description of the Company's Common Stock, you should refer to the amended and restated Certificate of Incorporation, the amended Bylaws, the Subscription and Joinder Agreement and applicable provisions of the Delaware General Corporation Law.

As of the date of this Offering Memorandum, the authorized capital is comprised of 80,000,000 shares consisting of (i) 70,000,000 shares of Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share. The rights and preferences of the Company's Common Stock and Preferred Stock are described below. Investors who purchase the Company's Common Stock in this Offering will also be required to execute a Stockholders' Agreement that contains many provisions that will impact your ability to vote your shares and may even require you to sell your shares of Common Stock.

Common Stock

General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting Rights and Proxy

The holders of the Common Stock are generally entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

The Stockholders' Agreement, described below, requires stockholders to grant the CEO of the Company, Oleksiy Lyubynskyy, an irrevocable proxy to vote their securities in accordance with the Stockholders' Agreement. See "Stockholders' Agreement," below.

Voting Agreements

Under the 2019 SAFE Notes and the 2020 SAFE Notes, holders of Common Stock issued under those agreements will be subject to two different voting agreements depending on the type of SAFE Note they purchased. All SAFE Notes previously issued by the Company have converted to Common Stock on December 31, 2020, and no other SAFE Notes remain outstanding.

- 2019 SAFE Note, Section 4(d) states the investor holding Common Stock upon conversion of the SAFE Note prior to the Next Equity Financing Conversion will agree to vote in favor of a Dissolution Event after December 31, 2020, if the Company's board of directors has voted in favor of such Dissolution Event.

- 2020 SAFE Note, Section 4(d) states that the investor holding Common Stock upon conversion of the SAFE Note prior to the Next Equity Financing Conversion will agree to vote in favor of a Dissolution Event, Liquidity Event or a capital raising transaction, or series of capital raising transactions so long as the Company's board of directors has voted in favor of such event.

A form of each SAFE Note has been filed as exhibits to the Offering Statement of which this Offering Memorandum forms a part.

Under the terms of the SAFE Notes sold by the Company in March 2021, the SAFE Notes converted into the Company's Common Stock on December 31, 2021. Those holders are subject to a voting agreement requiring them to vote in favor of a dissolution event, liquidity event (defined as change of control or IPO) or capital raising transaction if the Company's board of directors has voted in favor of such event. See Section 4(d) of the Form of SAFE Note filed as Exhibit 5.4 to the Offering Statement of which this Offering Memorandum forms a part.

Stockholders' Agreement

Proxies

Investors who purchase shares of the Company's Common Stock must execute a Subscription and Joinder Agreement whereby they will agree to join as a "Stockholder" to the Stockholders' Agreement. The Stockholders' Agreement grants an irrevocable proxy to the Company's CEO, Oleksiy Lyubynskyy, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the Subscription and Joinder Agreement must agree to be bound by the terms of the Stockholders' Agreement. The CEO's proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or five years from the date of execution of the Subscription and Joinder Agreement.

Notwithstanding the expiration of the CEO's proxy described above, the Stockholders' Agreement grants the CEO a separate proxy and power of attorney in cases where the investor does not vote or votes in manner inconsistent with that agreement. This proxy and power of attorney terminates upon the earlier of the consummation of the Company's first underwritten public offering of its Common Stock, the consummation of a sale of the Company and distribution of proceeds to or escrow for the benefit of the stockholders, or the written consent of the Founder, defined as Mr. Lyubynskyy, and the holders of a majority of the issued and outstanding shares of the Company's Common Stock.

Founder's Vote

Additionally, the Stockholders' Agreement mandates that the Company's Founder, defined as Mr. Lyubynskyy, the Company's CEO, approve of each of the following:

- The sale, transfer or other disposition of all or substantially all of the Company's assets;

- The incurrence or the guarantee of indebtedness by the Company in excess of $5 million, except financing of receivables in the ordinary course of business;

- The merger, consolidation or dissolution of the Company other than a merger in which the Company is the surviving corporation;

- Any material recapitalization, restatement of assets, reduction of capital or other material change in the capitalization of the Company;

- Any issuance or agreement to issue any capital stock of the Company or any option or warrant for, any security convertible into, any capital stock of the Company other than pursuant to employee benefit plans approved by the Board of Directors of the Company;

- The filing of any registration statement under the Securities Act of 1933, as amended, with respect to a public offering of the Company's securities; or

- The amendment of the Certificate of Incorporation or Bylaws (or similar charter or organizational documents) of the Company.

Required Vote in Favor of Founder's Slate of Directors in Addition to the Proxies

With respect to the election of directors, the Stockholders' Agreement provides that as long as the Founder/CEO, Mr. Lyubynskyy, and his affiliates own collectively 20% of the Company's issued and outstanding Common Stock on a fully diluted basis, each stockholder agrees to vote their shares in favor of the individuals designated by Mr. Lyubynskyy as Founder/CEO.

Stockholders Required to Vote in Favor of Increase in Authorized Shares of Common Stock

The Stockholders' Agreement binds each stockholder to vote all shares owned by the stockholder in favor of an increase in the number of authorized shares of Common Stock such that there will be sufficient shares of Common Stock available for either the conversion of all of the shares of the Company's Preferred Stock outstanding at any given time and for any issuance of Common Stock pursuant to equity financing activities at the request of the Founder/CEO.

Drag-Along Rights

Our stockholders who purchase shares of Common Stock in this Offering will be subject to a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Forum Selection Provision

The Stockholders' Agreement Investors will become party to and the Subscription and Joinder Agreement that investors will execute in connection with the Offering include forum selection provisions that require any claims against the Company based on the Stockholders' Agreement or the Subscription and Joinder Agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

The Stockholders' Agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders' Agreement, including any claim under federal securities laws. By signing the Stockholders' Agreement an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Preferred Stock

Though the Company currently has no plans to issue any shares of Preferred Stock, under the amended and restated Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 10,000,000 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;
- reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
- delaying, deterring or preventing a change-in-control or other corporate takeover.

For these future series of Preferred Stock, the board of directors will have the authority, without further action by the stockholders:

(1) whether the shares of such series shall have voting rights in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

(2) the dividends, if any, payable on such series, whether any such dividends shall be cumulative and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class of capital stock or any other series of Preferred Stock;

(3) whether the shares of such series shall be subject to redemption at the election of the Corporation or the holders of such series, or upon the occurrence of a specified event and, if so, the times, prices and other terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed and the securities or other property payable on such redemption, if any;

(4) the amount or amounts payable on, if any, and the preferences, if any, of shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Company;

(5) whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(6) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class of capital stock or any other series of Preferred Stock or any other securities (whether or not issued by the Corporation) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(7) the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, or upon the purchase, redemption or other acquisition by the Company of, the Common Stock or shares of any other class of capital stock or any other series of Preferred Stock;

(8) the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional stock, including additional shares of any other series of Preferred Stock or of any other class of capital stock;

(9) the ranking (be it *pari passu,* junior or senior) of each series vis-a-vis any other class of capital stock or series of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters; and

(10) any other powers, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions of such series of Preferred Stock, insofar as they are not inconsistent with the provisions of this Certificate of Incorporation, to the full extent permitted in accordance with the General Corporation Law.

The powers, preferences and relative, participating, optional or other special rights, if any, of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding.

PLAN OF DISTRIBUTION

The Company is offering up to 3,048,780 shares of Common Stock on a best-efforts basis as described in this Offering Memorandum. In addition, there are up to 1,371,951 shares of Common Shares available as Bonus Shares (see "-- Bonus Shares; Discounted Price for Certain Investors" below). The minimum individual investment in this offering is $500.20. The maximum offering amount is $4,999,999.20. The minimum offering amount is $10,000.72. If we do not raise at least $10,000.72, all investments held in escrow will be returned to investors. The cash price per share of Common Stock is $1.64.

Prospective investors may subscribe for our shares in this offering only through the StartEngine website. In oversubscriptions, we will prioritize investments by individuals who may not be able to invest in future offerings, and to maximize the total number of unique shareholders in the company. We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Memorandum on the StartEngine platform.

See "StartEngine Subscription Process" included as Exhibit E for more details on the Investment Process.

Valuation

Over the past twelve months Rentberry had 10.8M users on our platform. We looked to one of our major competitors, Zumper, who reportedly raised $30M at a valuation of between $500M and $600M in 2022. They raised this amount with approximately 70M users during the twelve months period on their platform. Given that our current number of users is 15.43% that of Zumper at the time of its valuation, we think it is appropriate to value ourselves at approximately 15.43% of their valuation. This valuation was calculated internally by the Company without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock outstanding. The company has no outstanding options, warrants or other securities with a right to acquire shares. The Company has no shares reserved for issuance under any stock plan or similar plan.

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this Offering are eligible to receive additional shares of Common Stock (effectively a discount on the price paid per share) for their shares purchased. Bonus Shares will be given to certain investors (Loyalty Bonus and StartEngine Owners' Bonus) as well as based on investment amount and timing of investment. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus. *Fractional shares will not be distributed, and Bonus Shares will be determined by rounding down to the nearest whole share.*

Loyalty Bonus:

WeFunder and StartEngine prior Investors: Invest in this Reg CF round and receive additional 15% bonus shares

StartEngine Owners' Bonus:

Rentberry, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any share they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.64 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $164. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible   for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Amount-based Bonuses and Perks*:

$500+:

- 5% bonus shares.
- 5% discount on rentals owned and exclusively managed by Rentberry.
- Free for life: tenant applications.

$1,000+:

- 10% bonus shares.
- 20% discount on rentals owned and exclusively managed by Rentberry.
- Free for life: tenant applications and landlord/tenant membership.
- Silver membership status

$5,000+:

- 15% bonus shares.
- 25% discount on rentals owned and exclusively managed by Rentberry.
- Free for life: tenant applications, landlord/tenant membership, and data storage.
- Gold membership status.

$10,000+:

- 20% bonus shares.
- 30% discount on rentals owned and exclusively managed by Rentberry.
- Free for life: tenant applications, landlord/tenant membership, data storage, and unlimited properties promotion.
- Platinum membership status.

Time-Based Bonuses:

Friends and Family Early Birds

- Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

- Invest within the first week 15% bonus shares

Early Bird Bonus

- Invest within the first two weeks and receive a 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed

The discounts on rentals will work in the following way:

- Tenants will apply for the property that is owned and exclusively managed by Rentberry;

- If the tenant wins the bid, then the discount will be applied to the final bid price that the tenant offered for the property.

Our long-term goal is to exclusively own and manage properties in all the major cities in the US, Europe, Oceania and Asia. All properties will be branded by Rentberry and offer the same set of features and quality of service. Discounts on rent cannot be combined, only one maximum discount is given.

The discount on rentals owned and exclusively managed by Rentberry will be valid for ten years after the first of these rentals is available for rent.

Perks are non-transferable and an investor must maintain the requisite number of shares at the time the perk is applied.

The Company reserves the right to discontinue any perk if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE

RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Transfer Agent

StartEngine Secure LLC, an affiliate of StartEngine Capital, LLC, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Provisions of Note in Our Subscription and Joinder Agreement

Forum Selection Provision

The Stockholders' Agreement Investors will become party to and the Subscription and Joinder Agreement that investors will execute in connection with the Offering include forum selection provisions that require any claims against the Company based on the Stockholders' Agreement or Subscription and Joinder Agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

The Subscription and Joinder Agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the Subscription and Joinder Agreement an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

TRANSFERABILITY OF SECURITIES

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

Regulation CF

The Company is required to file a report electronically with the SEC annually and post the report on its website 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at rentberry.com (https://help.rentberry.com/en/articles/6186206-where-can-i-see-rentberry-annual- report).

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

We are required to make annual and semi-annual filings with the SEC. We make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rentberry-cf

Investing Process

See Exhibit E to the Form C of which this Offering Memorandum forms a part.

EXHIBIT B – CONSOLIDATED FINANCIAL STATEMENTS OF RENTBERRY INC.

Our audited consolidated financial statements for the years ended December 31, 2021 and 2020 on pages F-1 though F-15.

Our unaudited consolidated financial statements for the three months ended June 30, 2022 and 2021 appear on pages F-16 though F-27.

RENTBERRY, INC.

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

RENTBERRY, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

April 18, 2022

To: Board of Directors, RENTBERRY, INC.
Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of RENTBERRY, INC. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 18, 2022

RENTBERRY, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,577,803	$ 2,354,984
Accounts receivable	0	892,185
Accounts receivable – shareholders	115,000	1,469
Prepaid expenses	182,800	120,733
Investments in cryptocurrency	0	874
Total current assets	2,875,603	3,370,176
Fixed assets, net of accumulated depreciation	457,548	0
Intangible assets, net of accumulated amortization	216,813	216,509
Security deposit	26,666	26,666
Total Assets	$ 3,576,630	$ 3,613,420
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 15,368	$ 46,528
Total current liabilities	15,368	46,528
SAFE notes	0	0
Total Liabilities	15,368	46,528
STOCKHOLDERS' EQUITY		
Common Stock	3,374	2,947
Additional paid-in capital	12,430,181	7,638,372
Retained deficit	(8,872,467)	(4,074,856)
Accumulated Other Comprehensive Income	174	433
Total Stockholders' Equity	3,561,269	3,566,896
Non-controlling interest	(7)	(4)
Total Liabilities and Stockholders' Equity	$ 3,576,630	$ 3,613,420

RENTBERRY, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

		2021		2020
Revenues	$	99,599	$	30,878
Operating expenses				
General and administrative		4,357,585		1,989,897
Selling and marketing		594,404		73,737
Total operating expenses		4,951,989		2,063,634
Net Operating Loss		(4,852,390)		(2,032,756)
Interest income (expense), net		(1,803)		(45)
Depreciation and amortization (expense)		(17,078)		(3,196)
Other income (expense)		73,667		43,285
Realized loss on cryptocurrency		0		(72)
Tax (provision) benefit		0		0
Net Loss	$	(4,797,604)	$	(1,992,784)
Basic earnings per share		(0.17)		(0.07)
Diluted earnings per share		(0.17)		(0.07)
Other comprehensive income				
Unrealized loss on investments in cryptocurrency		(259)		433
Total comprehensive loss	$	(4,797,863)	$	(1,992,351)

F-6

RENTBERRY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Stockholders'	Non-controlling	
	Shares	**Value**	**Capital**	**Income (Loss)**	**Deficit**	**Equity**	**Interest**	**Total**
Balance as of January 1, 2020	**18,287,337**	**$ 1,829**	**$ 3,750,281**	**$ 0**	**$ (2,082,072)**	**$ 1,620,038**	**$ 0**	**$ 1,620,0387**
Issuance of common stock, conversion of SAFE instruments	10,492,177	1,049	3,938,091			3,939,140		3,939,140
Repurchase of treasury shares – 68,808 shares		69				69		69
Net loss					(1,992,784)	(1,992,784)		(1,992,784)
Other comprehensive income				433		433	(4)	429
Balance as of December 31, 2020	**28,779,514**	**$ 2,947**	**$ 7,638,372**	**$ 433**	**$ (4,074,856)**	**$ 3,566,896**	**$ (4)**	**$ 3,566,892**
Other comprehensive income				(259)		(259)	(3)	(262)
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)	4,271,679	427	4,791,809			4,792,236		4,792,236
Net loss					(4,797,604)	(4,797,604)		(4,797,604)
Balance as of December 31, 2021	**33,051,193**	**$ 3,374**	**$ 12,430,181**	**$ 174**	**$ (8,872,460)**	**$ 3,561,269**	**$ (7)**	**$ 3,561,262**

RENTBERRY, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

		2021		2020
Cash Flows from Operating Activities				
Comprehensive Income (Loss)	$	(4,797,604)	$	(1,992,784)
Adjustments to reconcile net income (loss) to net cash provided by operations: Add depreciation and amortization		12,390		3,196
Non-cash PPP loan forgiveness		0		(41,765)
Other non-cash expenses		0		144
Changes to operating assets and liabilities				
(Increase) Decrease in accounts receivable		892,185		5,292
(Increase) Decrease in prepaid expenses		(62,067)		(65,622)
Increase (Decrease) in accounts payable		(31,160)		(355,057)
Net cash used in operating activities		(3,986,256)		(2,446,596)
Cash Flows from Investing Activities				
(Acquisition) of fixed and intangible assets		(465,000)		(19,142)
Sale / (purchase) of other assets		(4,630)		(418)
Cash loaned to shareholders		(113,531)		0
Net cash provided by investing activities		(19,560)		(19,560)
Cash Flows from Financing Activities				
Proceeds from PPP loan		0		41,765
Proceeds from SAFE instruments		1,935,704		10,000
Proceeds from the issuance of stock, net		2,856,532		1,812,740
Proceeds from treasury stock		0		(50,000)
Net cash provided by financing activities		4,792,236		1,814,505
Net change in cash and cash equivalents		222,819		(651,651)
Cash and cash equivalents at beginning of period		2,354,984		3,006,635
Cash and cash equivalents at end of period	$	2,577,803	$	2,354,984
Supplemental Non-Cash Information				
Conversion of $1,935,704 SAFE instruments to common stock				

NOTE 1 – NATURE OF OPERATIONS

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and the Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, Inc.'s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, Inc.'s platform and applying it to senior living space.

Going Concern

These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc., and 3) Happy Seniors, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the Company has material operations located in Ukraine where current military actions are taking place. This poses additional risks to the Company's people and assets that are outside the Company's control.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $2,577,803 and $2,354,984 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2021, the Company acquired fixed assets totaling $570,000.

Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the years ended December 31, 2021 and 2020 was $9,626 and $3,196, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2021 and 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

In 2021, the Company wrote off $892,185 of accounts receivable based on the collectability.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2021 and 2020.

NOTE 4 – STOCKHOLDERS' EQUITY

As of December 31, 2021, the Company has authorized 50,000,000 shares of common stock, with a par value of $0.001 per share. Of those authorized, 33,051,193 shares have been issued and are outstanding.

In 2021, the Company issued approximately 4 million shares of common stock in a securities offering exempt from registration under Regulation A in exchange for approximately $3.4 million in cash, net of offering costs.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity ("SAFE") Instruments

The Company has issued safe agreements in 2019 for a total of $2,115,000 which gave the holders of the safe agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. The safe agreements converted to 4,648,868 shares of common stock in the Company on December 31, 2020.

In June 2020, the Company issued additional safe agreements under offerings conducted under Regulation D and CF which gives the holders of the SAFE agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. It also allowed for an early bird discount rate of 20% and a pre-money valuation of $7,000,000. The total amount raised under Reg D was $742,740 and CF was $1,070,000. The safe agreements converted to 2,148,588 and 2,294,721 shares under Reg D and CF, respectively, as of December 31, 2020.

Total SAFE agreements as of December 31, 2020 was $0 subsequent to the conversions.

In 2021, the Company issued an additional SAFEs in the amount of $1,935,936 at a 20% discount rate and a pre-money valuation of $15,000,000. Those SAFE agreements converted to shares of common stock in the Company on December 31, 2021.

Total SAFE agreements as of December 31, 2021 was $0 subsequent to the conversions.

Paycheck Protection Program ("PPP") Loan Payable

During the year ended December 31, 2020, the Company applied for and received a $63,636 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – MATERIAL ADJUSTMENTS IN ESTIMATES USED IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the course of preparing the 2021 financial statements, the Company reevaluated the likelihood and value of its deferred tax asset that had been recognized with a balance as of December 31, 2020 of $1,394,924. Due to the uncertainty of its use in the future, the Company is correcting its previous estimate by reducing this asset and the retained earnings of the Company by $1,394,924. This change in estimate is being presented retrospectively in all periods presented herein.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company anticipates conducting offerings in 2022 and selling additional securities in offerings intending to be exempt from registration under the Securities Act. The Regulation A offering is ongoing and as of April 2022, the Company had raised over $8 million in equity.

Management's Evaluation

Management has evaluated subsequent events through April 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

RENTBERRY, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021

(UNAUDITED)

RENTBERRY , INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

RENTBERRY , INC.
BALANCE SHEET
UNAUDITED
As of June 30, 2022, and December 31, 2021
See Notes to the Financial Statements

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,269,442	$ 2,577,803
Accounts receivable	581,054	0
Accounts receivable – shareholders	106,619	115,000
Prepaid expenses	317,365	182,800
Total current assets	2,193,426	2,875,603
Fixed assets, net of accumulated depreciation	457,548	457,548
Intangible assets, net of accumulated amortization	216,813	216,813
Security deposit	26,666	26,666
Total Assets	$ 4,975,507	$ 3,576,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 0	$ 15,368
Credit cards	1,016,250	0
Total current liabilities	0	15,368
SAFE notes	0	0
Total Liabilities	1,016,250	15,368
STOCKHOLDERS' EQUITY		
Common Stock	3,374	3,374
Additional paid-in capital	14,190,298	12,430,181
Retained deficit	(10,234,582)	(8,872,467)
Accumulated Other Comprehensive Income	174	174
Total Stockholders' Equity	3,959,264	3,561,269
Non-controlling interest	(7)	(7)
Total Liabilities and Stockholders' Equity	$ 4,975,507	$ 3,576,630

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.
UNAUDITED
STATEMENT OF OPERATIONS
For Six-Month Periods Ending June 30, 2022, and June 30, 2021
See Notes to the Financial Statements

	Six-month period ending June 30, 2022	Six-month period ending June 30, 2021
Revenues	$ 119,754	$ 32,116
Operating expenses		
General and administrative	1,202,058	1,155,873
Selling and marketing	383,434	129,177
Total operating expenses	1,585,492	1,285,050
Net Operating Loss	(1,465,739)	(1,252,934)
Interest income (expense), net	714	(267)
Depreciation and amortization (expense)	0	(7,496)
Other income (expense)	0	8,640
Tax (provision) benefit	(2,422)	0
Net Loss	$(1,467,447)	$(1,266,641)
Basic earnings per share	(0.04)	(0.04)
Diluted earnings per share	(0.04)	(0.04)
Other comprehensive income		
Unrealized loss on investments in cryptocurrency	0	0
Total comprehensive loss	$(1,467,447)	$(1,266,641)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.
UNAUDITED
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For the Six-month Period Ending June 30, 2022, and the Year Ending December 31, 2021
See Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Stockholders' Equity	Non-controlling Interest	Total
	Shares	Value						
Balance as of December 31, 2020	28,779,514	$2,947	$ 7,638,372	$ 433	$ (4,074,856)	$ 3,566,896	$ (4)	$ 3,566,892
Other comprehensive income				(259)		(259)	(3)	(262)
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)	4,271,679	427	4,791,809			4,792,236		4,792,236
Net loss					(4,797,604)	(4,797,604)		(4,797,604)
Balance as of June 30, 2021	28,779,514	$2,947	$ 7,638,372	$ 433	$ (3,951,647)	$ 3,690,101	$ (4)	
Balance as of December 31, 2021	33,051,193	$3,374	$12,430,181	$ 174	$ (8,872,460)	$ 3,561,269	$ (7)	$ 3,561,262
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)			1,865,442			1,865,442		1,865,442
Net loss					(1,467,447)	(1,467,447)		(1,467,447)
Balance as of June 30, 2022	33,051,193	$3,374	$14,982,876	$ 174	$(10,334,136)	$ 3,959,264	$ (7)	$ 3,959,257

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.
UNAUDITED
STATEMENT OF CASH FLOWS
For Six-Month Periods Ending June 30, 2022, and 2021
See Accompanying Notes to the Financial Statements

	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$(1,467,447)	$(1,168,191)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add depreciation and amortization	0	7,496
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	(581,054)	1,905
(Increase) Decrease in prepaid expenses	(134,565)	(63,727)
Increase (Decrease) in accounts payable	0	(46,528)
Increase (Decrease) in credit cards	1,000,882	79,486
Increase (Decrease) in deferred revenue	0	890,280
Net cash used in operating activities	(1,182,184)	(1,189,559)
Cash Flows from Investing Activities		
(Acquisition) of fixed and intangible assets	0	(465,000)
Sale / (purchase) of other assets	0	874
(Increase) Decrease in investments		0
Cash loaned to shareholders	8,381	(48,531)
Net cash provided by investing activities	(2,072,673)	(512,657)
Cash Flows from Financing Activities		
Proceeds from PPP loan	0	63,636
Proceeds from SAFE instruments	0	0
Proceeds from the issuance of stock, net	1,865,442	1,017,985
Proceeds from treasury stock	0	0
Net cash provided by financing activities	1,865,442	1,081,621
Net change in cash and cash equivalents	691,639	(620,701)
Cash and cash equivalents at beginning of period	2,577,803	2,354,984
Cash and cash equivalents at end of period	$ 3,269,442	$ 1,734,283

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.
UNAUDITED
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – NATURE OF OPERATIONS

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and the Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to senior living space.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of June 30, 2022, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc., and 3) Happy Seniors, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the Company has material operations located in Ukraine where current military actions are taking place. This poses additional risks to the Company's people and assets that are outside the Company's control.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2022 and December 31, 2021, the Company had $3,269,442 and $2,577,803 of cash and cash equivalents on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2021, the Company acquired fixed assets totaling $570,000.

Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the six-month periods ended June 30, 2022 and 2021 was $0 and $5,863, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in the six-month periods ending on June 30, 2022, and 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

In 2021, the Company wrote off $892,185 of accounts receivable based on the collectability.

Advertising

The Company expenses advertising costs as they are incurred, which are included in sales and marketing. Advertising expenses amounted to $357,534 and $125,997 for the six-month periods ending June 30, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in the six-month periods ending June 30, 2022, and 2021.

NOTE 4 – STOCKHOLDERS' EQUITY

As of June, 30, 2022, the Company has authorized 50,000,000 shares of common stock, with a par value of $0.001 per share. Of those authorized, 33,051,193 shares have been issued and are outstanding.

In 2021, the Company issued approximately 4 million shares of common stock in a securities offering exempt from registration under Regulation A in exchange for approximately $3.4 million in cash, net of offering costs.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity ("SAFE") Instruments

The Company has issued safe agreements in 2019 for a total of $2,115,000 which gave the holders of the safe agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. The safe agreements converted to 4,648,868 shares of common stock in the Company on December 31, 2020.

In June 2020, the Company issued additional safe agreements under offerings conducted under Regulation D and CF which gives the holders of the SAFE agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. It also allowed for an early bird discount rate of 20% and a pre-money valuation of $7,000,000. The total amount raised under Reg D was $742,740 and CF was $1,070,000. The safe agreements converted to 2,148,588 and 2,294,721 shares under Reg D and CF, respectively, as of December 31, 2020.

Total SAFE agreements as of December 31, 2020 was $0 subsequent to the conversions.

In 2021, the Company issued an additional SAFEs in the amount of $1,935,936 at a 20% discount rate and a pre-money valuation of $15,000,000. Those SAFE agreements converted to shares of common stock in the Company on December 31, 2021.

Total SAFE agreements as of December 31, 2021 was $0 subsequent to the conversions.

Paycheck Protection Program ("PPP") Loan Payable

During the year ended December 31, 2020, the Company applied for and received a $63,636 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – MATERIAL ADJUSTMENTS IN ESTIMATES USED IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the course of preparing the 2021 financial statements, the Company reevaluated the likelihood and value of its deferred tax asset that had been recognized with a balance as of December 31, 2020 of $1,394,924. Due to the uncertainty of its use in the future, the Company is correcting its previous estimate by reducing this asset and the retained earnings of the Company by $1,394,924. This change in estimate is being presented retrospectively in all periods presented herein.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company anticipates conducting offerings in 2022 and selling additional securities in offerings intending to be exempt from registration under the Securities Act. The Regulation A offering is ongoing and as of September 2022, the Company had raised over $8 million in equity.

Management's Evaluation

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Rentberry offering is now closed and is no longer accepting investments.

The first global home rental platform with full automation!

INVEST IN RENTBERRY TODAY!

Rentberry is a fully operational long-term rental platform that leverages technology to ensure
a seamless rental experience - offering tenants the ability to save millions in rental deposits.

Offering Closed

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Top Real Estate Startup by Forbes
Rentberry
Invest in the
Future of Real Estate

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Reasons to Invest

- **Huge Market Potential.** In the US alone, people spend $694B on rent annually, with

The first global home rental platform with full automation!

INVEST IN RENTBERRY TODAY!

Rentberry is a fully operational long-term rental platform that leverages technology to ensure
a seamless rental experience - offering tenants the ability to save millions in rental deposits.

Offering Closed

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Top Real Estate Startup by Forbes
Rentberry
Invest in the
Future of Real Estate

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Reasons to Invest

- **Huge Market Potential.** In the US alone, people spend $694B on rent annually, with



$21M+
Capital Raised

Investor Testimonials





Steve Burton
Managing Partner
Beechwood Ventures



Trevor Bond
Board Member and Co-chair
Harvard Business School Alumni Angels



Gary Macbeth
Managing Partner
808 Ventures

Our Prominent Investors



JadeValue
VC Fund



AIM
VC Fund



808 Ventures
VC Fund



Zing Capital
VC Fund



Beechwood Ventures
VC Fund



Ray Wirta
Former CEO & Chairman
CBRE



David Zelman
President
Zelman & Associates



Scott White
CEO & Chairman
Invesque



Thomas Blondet
Co-Founding Partner
Rochefort & Associes



Brian Nelson



Trevor Bond



Paolo Zapparoli

Co-President
Nelson Brothers Property Management

Co-Chair
HBS Alumni Angels

President
92 Ventures



Srikant Inampudi
Senior Partner
McKinsey & Company



Patrick Frost
Co-Chair
HBS Alumni Angels



Kevin Pshebniski
President
Hopewell Development



Matthew Russell
Executive Director
Braas Monier Building Group



Gregory Lee
President
Nokia Technologies



Marie Ebersbacher
Managing Director
CBIZ







And Many More

OVERVIEW

Fully Digital Rental Experience

Despite so many other industries having been successfully disrupted in recent years (retail, social media, transportation), the home rental space lacks comparable innovation. The process of long-term rentals still results in frustration and lost time for both the homeowners and tenants. There has not yet been a technological disruption significant enough to usher in a new – and better – way to rent.

Here at Rentberry, we aim to change that!





Tenant Screening
Virtual Tours
Application Process
Service Providers
Rent Negotiation
Data Storage
All-in-one
Rental Ecosystem
Lease eSign
Property Promotion
Rental Payments
What Is
Rentberry?
Convenience
Efficiency
Security
Automation

Rentberry has saved me a ton of time finding great tenants and managing lease signing. Its sophisticated features help me manage my properties seamlessly and digitally!

J. Carpenter, Landlord

Media Coverage

Media Coverage



> **5 to 6 million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45.**

Renting Done Right. Finally.

Rentberry is the first global home rental platform that makes the long-term rental process transparent and safe - offering a contactless rental experience, and helping properties realize their true market price.

Our patented technology allows tenants to submit custom offers and potentially **save $87 billion** on move-in costs that are currently blocked as rental security deposits.





THE PROBLEM

The Home Rental Market Needs Innovation

Most listings still come in the form of simple, online classified ads - providing limited rental experience, and essentially no value in terms of the application process or day-to-day rental management.

Additionally, tenants freeze billions of dollars on rental deposits every time they rent. There is no internationally recognized insurance or savings that could be applied to the quality tenants.



Tenants

want transparency and to save valuable time



Landlords

want to lease to quality tenants
at the highest price

Current Platforms Lack
the Solution and Technology



| Painful experience with brokers | Absence of transparent application process | Inability to save on move-in costs |
| Time-consuming platforms | Incomplete business models | Outdated design and features |

THE SOLUTION

Renting Done Right. Finally!

Rentberry streamlines the entire long-term rental process, eliminating the need for a middleman, such as agents and brokers. The platform offers landlords and tenants a contact-free, transparent and automated means of renting properties. And most importantly, Rentberry helps unfreeze millions of dollars tied up rental security deposits.

FAST
INTUITIVE
SMART

Rentberry's Solution for
Easy Rentals

1. Select Property
2. Analyze Competition
3. Submit Application
4. eSign Lease
5. Manage Rental

Profitable For Landlords


Online Applications


Rental Price Auction


Data Storage


Quality Leads


Extensive Screening


On-time Rent Payments



Rewarding For Tenants


Full Rental Experience


Virtual Tours


Intelligent Analysis


No Spam


eSign Documents


Maintenance Request



THE MARKET

Renting is the New Buying

Home renting has become an economic and lifestyle choice for 41% of Americans, 56% of the Swiss, and 40% of Germans, to name just a few countries. Currently, there are over 641 million rental units worldwide and around 2.3 billion people living in long-term rentals.

The market is massive, and only getting bigger!

The US Market is Huge







44M
units rented each year

$87B
blocked as rental deposits

$694B
spent on rent each year

Solid Traction

We are proud of the fact that so many prominent individuals from the real estate, legal, and finance sectors shared our vision of the future of the home rental industry - entrusting Rentberry with more than $21M, which is now fueling our growth.

In 2021 alone, we reached:

- **8M users**
- **24M properties**
- **137K locations**





Partnerships With:



Rentberry Umbrella

Rentberry developed technology that disrupts the residential and senior housing rental markets.

Rentberry platform, the company's main product, is a home rental solution designed to make the rental process less costly, more convenient, and secure.

Happy Seniors platform, which is 100% owned by the company, designed to help making the lives of millions of senior people more social and engaging, as well as keep them connected to their loved ones.

their loved ones

Flexible Living concept - designed to allow Millennials to work and travel from various locations.



Investors
Rentberry Inc.
Happy Seniors
Coming Soon
Flexible Living
Rentberry

Happy Seniors
Future of Senior Housing created by Rentberry for 77M Baby Boomers
Market your facility online
Keep the whole family in touch
Apply online and get feedback
Intelligence at a glance
Let AI take care of it
San Francisco (325 results)
Search
TOP
Jackson's Senior Care House
4950 Guerrero St, San Francisco, CA
7 Rooms available
from $850
Contact info
YOUR NAME
John Pieters
EMAIL
jp@mail.com
PHONE NUMBER
345-425-3345
Resident's info
Add medical info
Send application
Tasks
This week
Average mood
Good
Very good: 18%
Good: 30%
OK: 17%
Bad: 21%
Very bad: 14%
Your family's feed
Sam
Staff, 23 min ago
Like
Comment
Jane
Sister, 2h ago
Visited dad. He's doing fine today.
Family visit
August 16, 01:32 PM
Reached daily activity goal

THE VISION

The Future is Here - Flexible Living

Rentberry will establish a new trend that will allow people to live and work from home at various locations in what we believe will be a much cost-efficient way than renting Airbnb/hotel and without entering into the long term contracts and freezing thousands in security deposits. This new trend will be called "Flexible Living".

- Mid-term rentals (3-12 months)
- Fully furnished
- No security deposits



MILLENNIALS
FUTURE
TREND
Millennials
82M
USA
1.8B
worldwide

There are 82M millennials in the US alone, and 1.8B Worldwide - they are the biggest generation in US history.

COVID-19 will have a lasting impact on the work environment - allowing a large number of millennials to work from home, and giving them the freedom to travel and work from various locations.



Flexible Living
Key Features
Mid-term rentals (3-12 months)
Fully furnished
No security deposits
Prime locations
Fully digital rental experience
Homes owned by Rentberry
Landlords' places managed by us

The Company plans to acquire properties throughout the United States, Europe, and Asia and onboard homeowners to serve the mid-term rental space. The properties will have digital locks, will be managed without agents and brokers, and will be exclusively rented via Rentberry platform.

TORONTO
SAN FRANCISCO
NEW YORK
AUSTIN
LOS ANGELES
MIAMI
SÃO PAULO
SANTIAGO
BUENOS AIRES
LONDON
DUBLIN
STOCKHOLM
BERLIN
MADRID
ISTANBUL
ROME
PARIS
DELHI
SEOUL
TOKYO
BENGALURU
HANOI
SINGAPORE
CAPE TOWN
AUCKLAND
MELBOURNE

THE BUSINESS MODEL

Freemium Revenue Model

$7 billion yearly market opportunity in the US alone.

Additional revenue includes: enterprise clients, sale of insurance products and leads to moving companies, as well as, revenue from the Flexible Living business model and Happy Seniors platform.

Tenants
Application fee
$9.99
per application
Flexible Living
8%-12%
cap rate per property
Landlords
Property promotion
(30 days)
$49.99
per property
eSign, rent collection
& cloud data storage
$19.99
per property

Agents		Enterprise	
Agent fee	$24.99 monthly per agent	Residential properties (homes, apartments & condos)	$1.00 monthly per property

$7 Billion Yearly Market Opportunity

Revenue from Tenants:



111 mln	×	3 offers	×	9.99 USD	=	3.3 bln USD
tenants		yearly		application fee		

Revenue from Landlords:



44 mln	×	1 ad	×	49.99 USD	=	2.2 bln USD
rental units		yearly		promotion fee		



44 mln	×	1 year	×	19.99 USD	=	0.9 bln USD
rental units		rental agreement		eSign/storage		

Revenue from Agents:



2 mln	×	12 months	×	24.99 USD	=	0.6 bln USD
agents		subscription		agent fee		

AWARDS

Recognized by the industry and Y Combinator

Rentberry already won numerous awards for the novel technology and best user experience. We also were invited to Y Combinator for an interview!





Invited to the Interview

Y Combinator

WHY INVEST

You Can Trust Us!

Rentberry has a solid track record that goes beyond a vision and a roadmap. Our established product has already proven to be a successful business with **8M users** in 2021 and more than **11M processed properties**.

We're relevant in the current climate.

Rentberry is the only platform that offers **full automation** and enables to rent safely during COVID-19 times with **contactless services**, which are being preferred by tenants and landlords around the globe.

We own our technology.

We've **patented our technology** and filed **46 trademarks** to secure our intellectual property and stay ahead of the competition.



INVEST IN THE
FUTURE OF
REAL ESTATE

ABOUT

HEADQUARTERS
201 Spear Street, Suite 1100
San Francisco, CA 94105

VALUATION
$85.1M

Rentberry is a fully operational long-term rental platform that leverages technology to ensure a seamless rental experience - offering tenants the ability to save millions in rental deposits.

TERMS

Rentberry

Overview

PRICE PER SHARE
$1.64

VALUATION
$85.1M

DEADLINE
Feb 2, 2023

AMOUNT RAISED
$11,885.02

Breakdown

MIN INVESTMENT
$497.80

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.15

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
6,097

MAX NUMBER OF SHARES OFFERED
3,048,779

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : Rentberry Inc.

Corporate Address : 201 Spear Street, Suite 1100, San Francisco, CA 94105

Offering Minimum	:	**$9,999.08**
Offering Maximum	:	**$4,999,999.20**
Minimum Investment Amount (per investor)	:	**$498.56**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**6,097**
Maximum Number of Shares Offered	:	**3,048,780**
Price per Share	:	**$1.64**
Pre-Money Valuation	:	**$85,095,846.04**

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Loyalty Bonus | 10% Bonus Shares

WeFunder and StartEngine prior Investors: Invest in this Reg CF round and receive additional 10% bonus shares

Amount-based

Amount-based Bonuses and Perks*:

$500+:

5% bonus shares.

5% discount on rentals owned and exclusively managed by Rentberry.

Free for life: tenant applications.

$1,000+:

10% bonus shares.

20% discount on rentals owned and exclusively managed by Rentberry.

Free for life: tenant applications and landlord/tenant membership.

Silver membership status

$5,000+:

15% bonus shares.

25% discount on rentals owned and exclusively managed by Rentberry.

Free for life: tenant applications, landlord/tenant membership, and data storage.

Gold membership status.

$10,000+:

20% bonus shares.

30% discount on rentals owned and exclusively managed by Rentberry.

Free for life: tenant applications, landlord/tenant membership, data storage, and unlimited properties promotion.

Platinum membership status.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Rentberry, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.95 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

ALL UPDATES

11.07.22

We are terminating this offering

We want to thank all our investors for the incredible support of our offering!

After listening to our investors and thoughtful consideration by our team, Rentberry has decided to terminate this offering at its current terms.

Stay tuned for an email from StartEngine which will provide more information on the cancellation of your investment which will be fully refunded and be on the lookout for other exciting updates from us soon.

Show More Updates

15% **Loyalty Bonus**
10% Bonus Shares to Previous Investors of Rentberry.

 →

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Rentberry.

$500.00

FIRST TIER
5% bonus shares. 5% discount on rentals owned and exclusively managed by Rentberry. Free for life: tenant applications.

Select

$500.00

EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$1,000.00

SECOND TIER
10% bonus shares. 20% discount on rentals owned and exclusively managed by Rentberry. Free for life: tenant applications and landlord/tenant membership. Silver membership status

Select

$5,000.00

THIRD TIER
15% bonus shares. 25% discount on rentals owned and exclusively managed by Rentberry. Free for life: tenant applications, landlord/tenant membership, and data storage. Gold membership status.

Select

$10,000.00

FOURTH TIER
20% bonus shares. 30% discount on rentals owned and exclusively managed by Rentberry. Free for life: tenant applications, landlord/tenant membership, data storage, and unlimited properties promotion. Platinum membership status.

Select

JOIN THE DISCUSSION

DC   What's on your mind?

0/2500

Post

PV   **Paul Voss**   5 INVESTMENTS
6 days ago

**Sorry investors it was for the bridge round that they terminated. Please
explain more in detail so we don't think otherwise. Thanks Paul**

 0    0

 **Andrew Monson**  4 INVESTMENTS
6 days ago

Confused - is this investment terminated or not?

 2   ↑ 0

 **Andrew Monson** 4 INVESTMENTS
6 days ago

Ok, so my investment date was October 29, 2022. So is that Reg A or CF?

↑ 0

View 1 more reply

 **Hatem Rowaihy** 141 INVESTMENTS
SE Investor • 6 days ago

Hi, I invested in Reg A but I still got an email informing that I will get a refund for the cancellation, I hope this is a mistake.

 1   ↑ 0

 **Oleksiy Lubinsky**
6 days ago

Yes it is a mistake. Please disregard it. Thank you.

↑ 0

 **Paul Voss** 5 INVESTMENTS
6 days ago

I wouldn't say a thing about this, but they sent the email to me.

 0   ↑ 0

 **Paul Voss** 5 INVESTMENTS
6 days ago

We are terminating this offering We want to thank all our investors for the incredible support of our offering!   After listening to our investors and thoughtful consideration by our team, Rentberry has ... Show more

 1   ↑ 0

 **Oleksiy Lubinsky**
6 days ago

Hi Paul, this related to the bridge round, not the Reg A!

↑ 0

 **Paul Voss** 5 INVESTMENTS
6 days ago

StartEngine, telling me that because rentberry has closed and invested my money that I don't get a refund. So why did rentberry tell us we get a full refund back, don't understand can someone in light... Show more

 1   ↑ 0

 **Oleksiy Lubinsky**
6 days ago

You invested via Reg A (https://www.startengine.com/offering/rentberry). That round successfully closed and invested.   The email you receive... Show more

↑ 0

 **Virgilio Yabut**
6 days ago

Rentberry is a good investment for a start up company. Their platform is absolutely remarkable. With everyone support, everybody who invested in the company will be rewarded. I'm so glad I w... Show more

 0   ↑ 0

 **Michael Tellez** 1 INVESTMENTS
6 days ago

6 days ago

I've seen that there is going to be a new Reg CF coming out this week! Looking forward to check the details!

 0    1

Trevor Williams   1 INVESTMENTS
6 days ago

I almost punched myself this weekend when I noticed that the Reg A raise was over. Thanks to Rentberry I can still invest.

 0    1

Ron Charpentier   1 INVESTMENTS
6 days ago

I am so proud of the company's success. They have grown tremendously in just two years and it's clear that they're doing everything right to build a great business!

 0    0

Show More Comments

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen to nine percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members. .

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EX1A-6 MAT CTRCT 9 ea142082ex5-3_rentberry.htm STOCKHOLDERS' AGREEMENT

Exhibit 5.3

STOCKHOLDERS' AGREEMENT

BETWEEN

RENTBERRY, INC.

AND

ALL OF THE STOCKHOLDERS

OF

RENTBERRY, INC.

TABLE OF CONTENTS

i

<u>**STOCKHOLDERS' AGREEMENT**</u>

STOCKHOLDERS' AGREEMENT dated as of January [   ], 2021 (this "*Agreement*"), among **RENTBERRY, INC.**, a Delaware corporation (the "*Company*"), and the parties executing this Agreement now as Stockholders of the Company or that may execute and join in this Agreement in the future (each, a "*Stockholder*," and collectively, the "*Stockholders*"). The Company and the Stockholders are each sometimes referred to herein as a "*party*" and collectively as the "*parties*."

The parties desire to enter into this Agreement to provide for the continuity of management of the Company, avoid dissension among the Stockholders, prevent the transfer of Shares to third parties who may obstruct the orderly development and management of the Company' businesses and otherwise to make provision for the future management of the Company in accordance with the particular wishes of the parties.

Accordingly, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1
<u>DEFINITIONS</u>

As used in this Agreement, the following terms have the following meanings:

"*Affiliate*" has the meaning ascribed to such term in Rule 405 under the Securities Act.

"*business day*" means any day other than a Saturday, a Sunday or a day on which banks are authorized or required to close in New York, New York.

"*Certificate of Incorporation*" means the Certificate of Incorporation, as amended, of the Company.

"*Common Stock*" means the Company's common stock, par value $0.0001 per share.

"*Company*" means Rentberry, Inc., a Delaware corporation.

"*encumber*" means mortgage, pledge, hypothecate or otherwise encumber, or agree to encumber.

"*Founder*" means Oleksiy Lyubynskyy.

For purposes of this Agreement, when determining the number of outstanding Shares on a "*fully-diluted basis*," only Shares that are issued and outstanding or that may be purchased within 60 days of applicable date of determination upon the exercise of outstanding options, warrants and similar derivative securities shall be included in such determination.

"*legal representative*" means the executor, administrator, committee or other personal representative of a Stockholder after his death or incompetence.

"*party*" and "*parties*" has the meaning set forth in the preamble to this Agreement.

"*person*" means any individual, estate, legal representative, trust, partnership, association, organization, firm, company or corporation, joint venture, any other business entity unincorporated or incorporated, the United States or any state or territory thereof or any public officer, agency, board or instrumentality.

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A "**Sale of the Company**" shall mean either any transaction or series of related transactions in which a person, or a group of related persons, acquires from Stockholders Shares representing more than fifty percent (50%) of the outstanding voting power of the Company, whether through a stock purchase, merger, recapitalization or otherwise (a "**Stock Sale**") or (b) a sale of all or substantially all of the assets of the Company.

"**Secured Party**" has the meaning ascribed to such term in Section 2.2.

"**Securities Act**" means the US Securities Act of 1933, as amended.

"**Stockholder**" has the meaning set forth in the preamble to this Agreement.

"**Shares**" means all or any of the shares of the capital stock of the Company (or of any other corporation into or with which the Company may be merged or consolidated, if immediately following such transaction all of the capital stock of the surviving or resulting corporation is held by persons who were Stockholders of the Company immediately preceding such transaction) now owned or hereafter acquired by any of the Stockholders of the Company. Any reference to Shares or to any number of Shares shall be adjusted upward or downward to reflect, with respect to the Company, any pro rata increase or decrease in the outstanding Shares of the Company by reason of any dividend in Shares, split-up of Shares, redemption of Shares, combination of Shares into a lesser number of Shares, recapitalization, reclassification, exchange pursuant to a merger or consolidation or similar event (if immediately following such transaction all of the capital stock of the surviving or resulting corporation is held by persons who were Stockholders of the Company immediately preceding such transaction).

"**transfer**" means sell, assign, pledge, hypothecate, convey, donate, bequeath, transfer or otherwise dispose of, or agree to do any of the foregoing.

SECTION 2
SECURITIES ACT COMPLIANCE

2.1. Securities Act Compliance. Anything in this Agreement to the contrary notwithstanding, no transfer of Shares shall be made unless such transfer is in compliance with the securities laws of the United States, any state or other applicable jurisdiction including, without limitation, the Securities Act.

SECTION 3
DRAG-ALONG RIGHT

3.1. Drag-Along Right.

(a) Notice of Drag-Along Transaction. In the event that the Board of Directors of the Company (the "**Board**") (x) receives a bona fide written offer to engage in and effect a Sale of the Company, in one transaction or a series of related transactions, and the Board of Directors desires to accept such offer or (y) otherwise approve a Sale of the Company, or a liquidation or winding down of the Company, in one transaction or a series of related transactions, upon such terms and conditions as agreed to with the Board of Directors, as the case may be, specifying that this Section 3.1 shall apply to such transaction (such transaction, the "**Drag Along Transaction**"), then, subject to satisfaction of each of the conditions set forth in Section 3.1(c), the Board shall give written notice of such proposed Drag-Along Transaction to the Stockholders at least 20 days prior to the consummation of such Sale of the Company setting forth (A) number of Shares to be acquired, if applicable, in the Drag-Along Transaction, (B) the consideration per Share, if applicable, to be received by the Stockholders in the Drag-Along Transaction (the "**Drag-Along Price**"), (C) the identity of the purchaser, if applicable, providing the consideration for such Drag-Along Transaction, (D) any other material items and conditions of the Drag-Along Transaction, and (E) the anticipated closing date, if applicable, of the Drag-Along Transaction (such written notice is referred to herein as the "**Drag-Along Notice**").

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(b) <u>Required Participation</u>. Upon delivery of a Drag-Along Notice, the Stockholders shall thereupon be required to (i) sell their respective Shares of the Company for the Drag-Along Price, in the event of a Sale of the Company and (ii) otherwise participate in the Drag-Along Transaction upon the same terms and conditions as the Stockholders, at the Closing referred to in <u>Section 3.2</u> (if applicable). In connection therewith, each Stockholder and the Company hereby further agree:

(i) if such transaction requires Stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's Certificate of Incorporation, By-laws or any other document or agreement to which the Company is a party or by which it is bound) required to implement such Sale of the Company), or liquidation or winding-down of the Company, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company, or liquidation or winding down of the Company;

(ii) if such transaction is a Stock Sale, to sell their shares of capital stock of the Company to the person to whom Board propose such Shares to be sold, and, except as permitted in <u>Section 3.1(b)</u>, on the same terms and conditions as those approved by the Board;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company, or liquidation or winding down of the Company, as shall reasonably be requested by the Board in order to carry out the terms and provision of this <u>Section 3.1</u>, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, power or attorney, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or any of its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company , or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company, any liquidation or winding down of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, the consummation of the transactions contemplated thereby or the winding down or liquidation of the Company;

(vi) if the consideration to be paid in exchange for the Shares pursuant to this <u>Section 3.1</u> includes any securities and due to the receipt thereof any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may (but shall not be obligated to) cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

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(vii) in the event that, in connection with such Sale of the Company, a Stockholder representative (the "***Stockholder Representative***") is appointed with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's *pro rata* portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith or willful misconduct.

(c) <u>Conditions</u>. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with <u>Section 3.1(a)</u> above in connection with any proposed Sale of the Company (the "***Proposed Sale***"), unless:

(i) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(ii) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee of the Company) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(iii) such Stockholder is not liable for the breach of any representation, warranty or covenant made by any other person in connection with the Proposed Sale, other than the Company; and

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(iv) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder.

3.2. Closing. The closing of any of the transactions contemplated by this Section 4 shall take place at the offices of Pepper Hamilton LLP ("*Pepper Hamilton*"), legal counsel to the Company, as soon as practicable.

SECTION 4
VOTING

4.1. Founder's Vote. The following actions of the Company shall require the approval of the Founder:

(a) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(b) the incurrence or the guarantee of indebtedness by the Company in excess of $5 million, except financing of receivables in the ordinary course of business;

(c) the merger, consolidation or dissolution of the Company other than a merger in which the Company is the surviving corporation;

(d) any material recapitalization, restatement of assets, reduction of capital or other material change in the capitalization of the Company;

(e) any issuance or agreement to issue any capital stock of the Company or any option or warrant for, any security convertible into, any capital stock of the Company other than pursuant to employee benefit plans approved by the Board of Directors of the Company;

(f) the filing of any registration statement under the Securities Act of 1933, as amended, with respect to a public offering of the Company's securities; or

(g) the amendment of the Certificate of Incorporation or Bylaws (or similar charter or organizational documents) of the Company.

4.2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to effect, at the request of the Founder, an increase the number of authorized shares of Common Stock from time to time to ensure that (i) there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time and (ii) a sufficient number of shares remain authorized for issuance pursuant to equity financing activities undertaken by the Company from time to time at the request of the Founder.

4.3. Proxy

(a) Each Stockholder hereby appoints the Chief Executive Officer of the Company (the "*CEO*"), or his or her successor, as such Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Stockholder, (i) vote all Shares held of record by such Stockholder (including any shares of the Company's capital stock that such Stockholder may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by such Stockholder pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as such Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as such Stockholder is an entity, will survive the merger or reorganization of such Stockholder or any other entity holding the Shares. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five (5) years from the date of execution of this Agreement. The CEO is an intended third-party beneficiary of this Section 4.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

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(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as such Stockholder's true and lawful proxy and attorney pursuant to this Section 4.3 (collectively, the "*Proxy*"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of such Stockholder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of such Stockholder otherwise exist against the Proxy. Such Stockholder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "*Proxy Losses*") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such Stockholder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse such Stockholder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the price that such Stockholder paid to acquire his, her or its Shares). In no event will the Proxy be required to advance his, her or its own funds on behalf of such Stockholder or otherwise. Such Stockholder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) (c) A decision, act, consent or instruction of the Proxy constitutes a decision of such Stockholder and is final, binding and conclusive upon such Stockholder. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of such Stockholder. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) (d) Such Stockholder hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares held by such Stockholder into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares.

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(e) (e) If any provision of this Proxy or any part of any this Section 4.3 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

SECTION 5
ELECTION OF DIRECTORS

5.1. Size of Board. The Board currently consists of three (3) directors. The Stockholders acknowledge and agree that the Board may increase the size of the Board to four (4) directors. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall not exceed four (4) directors.

5.2. Board Composition. For so long as the Founder, together with his Affiliates, owns an aggregate of 20% of the issued and outstanding Shares on a fully-diluted basis, each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, in favor of the individuals that are designated from time to time by the Founder (the "*Founder Designees*"), including any replacement directors upon the termination of service of any member of the Board for any reason whatsoever.

5.3. Failure to Designate a Board Member. In the absence of any designation from the Founder, the director previously designated by the Founder and then serving on the Board shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

5.4. Removal of Board Members. If at any time any Stockholder proposes to remove any director designated in accordance with Section 5.2, each Stockholder agrees to vote all of the Shares held by such Stockholder of the Company for such removal only if removal has been approved by the person or group whose designee has been proposed to be so removed.

5.5. Vacancies. During the term of this Agreement, should a vacancy in the Board of Directors of the Company be caused by death, resignation, or removal or otherwise of a director designated by the Founder in accordance with Section 5.2, each Stockholder agrees to vote all Shares owned by such Stockholder, and each Stockholder who is then a director of the Company agrees, to vote as director, to appoint a nominee designated by the Founder.

5.6. Written Consent. Notwithstanding any reference herein to votes cast at a meeting of the Stockholders, nominees for election as directors may be designated by the Stockholders acting by written consent without a meeting and directors may be elected by the Stockholders acting by written consent without a meeting to the extent permitted by law and by the Certificate of Incorporation and the By-laws (or similar charter or organizational documents) of the Company; *provided* that nothing in this Section 5.6 shall authorize the designation, election or removal of directors other than in accordance with the requirements set forth in this Agreement.

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5.7. <u>No Liability for Election of Recommended Directors</u>. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

5.8. <u>No Bad Actor" Designee</u>. The Founder hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act (each, a "*Disqualification Event*"), is applicable to the Founder's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "*Disqualified Designee*." Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.


SECTION 6
REPRESENTATIONS AND WARRANTIES


Each Stockholder, severally but not jointly, hereby represents, warrants and acknowledges as follows:

6.1. <u>Securities Matters</u>. Such Stockholder acknowledges and agrees that (i) the Shares are not registered under the Securities Act; (ii) such Stockholder will have no right to require such registration and must bear the economic risks of his, her or its investment for an indefinite period of time; and (iii) there is not now and there may never by any public market for the Shares and such Stockholder cannot now and may never be able to avail himself of the benefits of Rule 144 adopted by the Securities and Exchange Commission with respect to the resale of the Shares.


SECTION 7
MISCELLANEOUS


7.1. <u>Action Requiring Stockholder Approval</u>. Except as specifically provided in this Agreement, any action requiring a vote of a majority of Stockholders of the Company shall be deemed to require the approval of more than 50% of the then-issued and outstanding Shares of the Company.

7.2. <u>Arms-Length Transactions</u>. All transactions between the Company and the Stockholders of the Company and their respective partners, family relatives or entities in which such persons have an ownership interest shall be on terms and conditions no less favorable to the Company than the Company could obtain in a transaction with an unaffiliated third party.

7.3. <u>Obligations of Purchasers are Several</u>. Except as may otherwise be specifically provided in this Agreement, the liability of Stockholders who purchase Shares hereunder shall be several. Each Stockholder who purchases Shares shall have no liability or responsibility for the performance of the obligations of any other Stockholder who may be purchasing Shares at the same time or otherwise in connection with the same transaction.


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7.4. <u>Specific Performance</u>. Each of the parties acknowledge that it will be impossible to measure in money the damage to the Company, the Stockholders or to any of them, if he or his transferee or his legal representative fails to comply with any of the restrictions or obligations imposed by this Agreement, that every such restriction and obligation is material, and that in the event of any such failure, the Company or other Stockholders of the Company or any of them will not have an adequate remedy at law or in damages. Therefore, each party consents to the issuance of an injunction or the enforcement of other equitable remedies against him or it at the suit of an aggrieved party without bond or other security, to compel performance of all of the terms hereof, and waives any defenses thereto, including, without limitation, the defenses of (i) failure of consideration, (ii) breach of any other provision of this Agreement and (iii) availability of relief in damages.

7.5. <u>Notices</u>. All notices required or permitted under this Agreement (collectively "***Notices***") shall be given in writing either in person or by registered or certified mail, postage prepaid, and addressed or delivered, if to the Company, at its principal executive office to the attention of Oleksiy Lyubynskyy, Chief Executive Officer, and if to any Stockholder, to such Stockholder's address. Copies of all Notices sent hereunder to the Company or any of the Stockholders shall be sent, in like fashion, to the Company's legal counsel, as follows:

> Troutman Pepper Hamilton Sanders LLP
> 3000 Two Logan Square
> 18th and Arch Street
> Philadelphia, PA 19103
> Attn: Christopher Hagenbuch, Esq.

All Notices hereunder that are mailed shall be deemed to have been given or delivered on the date of mailing or if given personally, on the date of receipt. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "***DGCL***"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted Electronic Notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.6. <u>Termination</u>. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (i) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a transaction effected pursuant to Rule 145 of the Securities Act), (ii) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders; or (iii) the written consent of the Founder and the holders of a majority of the issued and outstanding Shares of the Company.

<center>B-9</center>

7.7. <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this Agreement shall be deemed to be references to the sections of this Agreement, unless otherwise specifically stated herein.

7.8. <u>Entire Agreement; Amendments and Waivers</u>. This Agreement supersedes all prior agreements among the parties with respect to the subject matter hereof. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof except where expressly otherwise stated herein. This Agreement may not be amended, supplemented or discharged, and no provision hereof may be modified or waived, except expressly by an instrument in writing signed by (i) the holders of a majority of the issued and outstanding Shares of the Company and (ii) the Founder. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or wavier hereof or hereunder shall require the consent of any person not a party to this Agreement.

7.9. <u>Governing Law; Submission to Jurisdiction</u>. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any conflict of law rule or principle that would give effect to the laws of another jurisdiction. Each of the parties (a) hereby irrevocably and unconditionally submits to the jurisdiction of the U.S. federal and state courts in the State of Delaware ("***Delaware Courts***") in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement other than in Delaware Courts, and (c) hereby waives any objection, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of Delaware Courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such Delaware Courts.

7.10. <u>Irrevocable Proxy and Power of Attorney</u>. Each holder of shares of the Common Stock of the Company hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Founder, with full power of substitution, with respect to the matters set forth herein, and hereby authorizes the Founder to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement, or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Founder to execute and deliver the documentation referred to in this Agreement on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this <u>Section 7.10</u> is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to <u>Section 7.6</u> hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to <u>Section 7.6</u> hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

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7.11. <u>Binding Effect; Successors and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the Company and each Stockholder and its and his respective heirs, successors, assigns, distributes and legal representatives, and by their signatures hereto, the Company and each Stockholder intends to and does hereby become bound. None of the parties may assign any of its rights or obligations under this Agreement without the consent of the other party; *provided* that the Company and the Founder may assign any of its rights or obligations under this Agreement to any of its respective Affiliates. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person other than the parties hereto and their respective successors and assigns any legal or equitable right, remedy or claim under or in or in respect of this Agreement or any provision herein contained, except as expressly provided in this Agreement.

7.12. <u>Further Actions</u>. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.13. <u>Manner of Voting</u>. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.14. <u>Costs of Enforcement</u>. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's reasonable costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom; *provided* that this provision shall not limit any other remedy available to such party pursuant to this Agreement or otherwise.

7.15. <u>WAIVER OF JURY TRIAL</u>. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.16. <u>Severability</u>. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

7.17. <u>Construction</u>. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The information contained in this Agreement and in the Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of law or breach of contract).

7.18. <u>Delays or Omissions; Remedies Cumulative</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

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7.19. <u>Aggregation of Stock</u>. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.20. <u>Spousal Consent</u>. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of <u>Exhibit A</u> hereto ("***Consent of Spouse***"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

7.21. <u>Transfers</u>. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a copy of this Agreement. Upon the execution and delivery of a copy of this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this <u>Section 7.21</u>.

7.22. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, all of which together shall constitute a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.23. <u>Variation in Terms</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the person or persons or entity or entities may require. Each defined term herein may be used in either its singular or plural form whether or not so defined.

7.24. <u>Headings</u>. All Section headings herein and in the table of contents hereto are for convenience of reference only and are not part of this Agreement, and no construction or inference shall be derived therefrom.

7.25. <u>Specific Enforcement</u>. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any of the Delaware Courts, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

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In Witness Whereof, the parties hereto have executed and delivered this Agreement as of the date first above written.

Rentberry, Inc.

By: _____
      Name:
      Title:

Stockholders:

_____
Name:

_____
Name:

_____
Name:

_____
Name:

_____
Name:

_____
Name:

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